Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States and Mexico, and a development project in Canada. For the three months ended September 30, 2018, the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), which has been is in residual leaching since June 2016, combined to produce 77,533 gold ounces, 21.6 million pounds of copper and 0.2 million silver ounces. During the third quarter of 2018, the Company entered into an agreement for the sale of the Mesquite Mine in the United States (“Mesquite”) and the operation has been classified as a discontinued operation. The Company completed the sale of the Peak Mines in Australia (“Peak Mines”) in early April 2018 and has also been classified as a discontinued operation.

1.	Amounts presented are on a continuing basis and exclude production from the Mesquite Mine, which has been classified as a discontinued operation in the third quarter of 2018 and Peak Mines, which was classified as a discontinued operation in the third quarter of 2017.

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FINANCIAL HIGHLIGHTS

As at September 30, 2018, New Gold had total available liquidity of $253 million, comprised of $129 million in cash and cash equivalents and $124 million available for drawdown under the Company’s $400 million revolving credit facility.

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Operating information
Gold production from continuing operations (ounces)	77,533	29,520	218,055	90,939
Gold production (ounces)	114,025	82,027	344,890	296,521
Gold sales from continuing operations (ounces)	76,653	28,479	213,581	86,484
Gold sales (ounces)	112,058	79,904	338,145	286,019
Gold revenue ($/ounce)(1)	1,179	1,205	1,246	1,203
Gold average realized price from continuing operations ($/ounce)(1)	1,205	1,290	1,275	1,285
Operating expenses per gold ounce sold from continuing operations ($/ounce)(1)	644	527	677	546
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)(1)	984	264	1,069	358
Financial Information
Revenue	147.1	93.0	447.1	265.2
(Loss) earnings from continuing operations	(1.6)	26.7	(343.1)	68.9
Net (loss) earnings	(165.8)	27.0	(497.3)	87.6
Adjusted net (loss) earnings from continuing operations(1)	(4.6)	2.6	(33.3)	(0.1)
Operating cash flows generated from continuing operations	43.2	54.8	135.2	138.8
Operating cash flows generated from continuing operations before changes in non-cash operating working capital(1)	69.7	45.6	189.8	114.3
Cash and cash equivalents	129.0	207.1	129.0	207.1
Total capital expenditures (sustaining) from continuing operations (1)	52.4	11.6	144.1	32.2
Total capital expenditures (growth) from continuing operations (1)	4.0	135.0	30.3	427.5
Share Data
(Loss) earnings per share from continuing operations ($)	(0.00)	0.05	(0.59)	0.12
(Loss) earnings per basic share ($)	(0.29)	0.05	(0.86)	0.16
Adjusted net (loss) earnings per basic share from continuing operations(1) ($)	(0.01)	0.00	(0.06)	(0.00)

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Of the $400.0 million credit facility (the “Credit Facility”), $160.0 million has been drawn and $115.9 million has been utilized for letters of credit, both as at September 30, 2018.
3.	Amounts presented exclude operating cash flows from the Mesquite Mine, which has been classified as a discontinued operation in the third quarter of 2018.

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Contents

OPERATING HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	10
CORPORATE SOCIAL RESPONSIBILITY	10
OUTLOOK FOR 2018	12
KEY PERFORMANCE DRIVERS	14
FINANCIAL RESULTS	17
REVIEW OF OPERATING MINES	24
DISCONTINUED OPERATIONS	34
DEVELOPMENT AND EXPLORATION REVIEW	37
FINANCIAL CONDITION REVIEW	39
NON-GAAP FINANCIAL PERFORMANCE MEASURES	45
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	68
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	70
ACCOUNTING POLICIES	70
CONTROLS AND PROCEDURES	72
CAUTIONARY NOTES	73

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2018

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2018 and 2017 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at October 24, 2018. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian focused intermediate gold producer with operating mines in Canada and the United States and a development project in Canada. The Company’s operating properties consist of the Rainy River gold mine in Canada (“Rainy River”), New Afton gold-copper mine in Canada (“New Afton”) and the Mesquite gold mine in the United States (“Mesquite”) which has been classified as a discontinued operation during the third quarter of 2018. The Company’s Cerro San Pedro gold-silver mine in Mexico (“Cerro San Pedro”) has been in residual leaching since June 2016. The Peak Mines gold-copper mine in Australia (“Peak Mines”) was sold in early April 2018. New Gold’s development project is its 100%-owned Blackwater gold-silver project (“Blackwater”), located in Canada.

New Gold’s operating portfolio is diverse in the range of commodities it produces. The assets produce gold, with copper and silver by-products. The Company believes it has a solid platform to continue to execute its strategy organically and to further establish itself as an industry-leading intermediate gold producer.

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OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Continuing Operating information
Gold (ounces):
Produced (1)	77,533	29,520	218,055	90,939
Sold (1)	76,653	28,479	213,581	86,484
Copper (millions of pounds):
Produced (1)	21.7	22.8	64.3	66.0
Sold (1)	20.5	21.8	61.4	62.5
Silver (millions of ounces):
Produced (1)	0.2	0.2	0.5	0.7
Sold (1)	0.2	0.2	0.5	0.7
Revenue (1)
Gold ($/ounce)	1,179	1,205	1,246	1,203
Copper ($/pound)	2.67	2.53	2.81	2.40
Silver ($/ounce)	13.69	16.05	15.31	16.62
Average realized price(1) (2)
Gold ($/ounce)	1,205	1,290	1,275	1,285
Copper ($/pound)	2.93	2.78	3.08	2.64
Silver ($/ounce)	14.30	16.55	15.89	17.10
Operating expenses per gold ounce sold ($/ounce) (3)	644	527	677	546
Operating expenses per copper pound sold ($/pound) (3)	1.57	1.14	1.64	1.12
Operating expenses per silver ounce sold ($/ounce) (3)	7.64	6.79	8.43	7.12
Total cash costs per gold ounce sold ($/ounce) (2)(4)	239	(535)	303	(378)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(4)	984	264	1,069	358
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	596	610	678	625
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	1,041	898	1,122	907
TOTAL OPERATIONS (includes Mesquite and Peak Mines)
Gold (ounces):
Produced(1)	114,025	82,027	344,890	296,521
Sold (1)	112,058	79,904	338,145	286,019
All-in sustaining costs per gold ounce sold ($/ounce) (2)	966	792	984	706
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
4.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the three months ended September 30, 2018 from continuing operations would be $7.37 per silver ounce sold (2017 - $7.23) and $1.65 per copper pound sold (2017 - $1.38) and co-product all-in sustaining costs for the three months ended September 30, 2018 would be $12.64 per silver ounce sold (2017 - $11.18) and $2.73 per copper pound sold (2017 - $2.01). Co-product total cash costs for the nine months ended September 30, 2018 would be $8.67 per silver ounce sold (2017 - $7.54) and $1.84 per copper pound sold (2017 - $1.35) and co-product all-in sustaining costs for the nine months ended September 30, 2018 would be $14.19 per silver ounce sold (2017 - $11.50) and $2.91 per copper pound sold (2017 - $1.90).

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The Company entered into an agreement for the sale of Mesquite during the third quarter and expects to complete the sale during the fourth quarter of 2018 and, accordingly, this operation has been classified as a discontinued operation. Additionally, the Company completed the sale of Peak Mines in early April 2018, and as a result Peak Mines has been classified as a discontinued operation. Operating highlights are disclosed on a continuing operations basis (unless otherwise noted).

Gold production from continuing operations of 77,533 ounces for the three months ended September 30, 2018 increased compared to the 29,520 ounces in the prior-year period. Gold production for the nine months ended September 30, 2018 was also higher than the prior-year period. Higher production was primarily due to Rainy River achieving commercial production in the fourth quarter of 2017.

Total gold production of 114,025 ounces (including 36,492 ounces from Mesquite) for the three months ended September 30, 2018 was higher than the prior-year period, primarily due to the additional ounces from Rainy River that more than offset the planned lower production at New Afton, Mesquite and Cerro San Pedro.

Gold sales from continuing operations were 76,653 ounces for the three months ended September 30, 2018, compared to 28,479 ounces in the prior-year period. Higher sales were attributable to the higher production due to the additional ounces from Rainy River. Timing of sales resulted in a difference between ounces sold and ounces produced. Gold sales were 213,581 for the nine months ended September 30, 2018, compared to 86,484 in the prior-year period.

Copper production from continuing operations for the three months ended September 30, 2018 decreased to 21.7 million pounds compared to 22.8 million pounds in the prior-year period due to planned lower throughput at New Afton in the period. Copper production for the nine months ended September 30, 2018 was 64.3 million pounds, compared to 66.0 million pounds in the prior-year period.

Copper sales from continuing operations were 20.5 million pounds for the three months ended September 30, 2018, compared to 21.8 million pounds in the prior-year period. Lower copper sales were attributable to the decrease in production compared to the prior-year period. Copper sales for the nine months ended September 30, 2018 were 61.4 million pounds, compared to 62.5 million pounds in the prior-year period.

Operating expenses from continuing operations per gold ounce for the three and nine months ended September 30, 2018 were $644 and $677, respectively. This compared to $527 and $546 for the prior-year three and nine-month periods. The increase was mainly due to planned higher operating expenses at Rainy River in its third full quarter of operation and the impact of a heap leach inventory and net realizable value write-down at Cerro San Pedro.

Total cash costs per gold ounce sold from continuing operations, net of by-product sales, were $239 per ounce for the three months ended September 30, 2018 compared to ($535) per ounce in the prior-year period. Total cash costs per gold ounce sold from continuing operations, net of by-product sales, were $303 per ounce for the nine months ended September 30, 2018, an increase compared to ($378) per ounce in the prior-year period. The increase in total cash costs from continuing operations was primarily driven by the significantly higher proportion of gold ounces sold coming from Rainy River in the current period which does not have a significant by-product credit.

All-in sustaining costs per gold ounce sold from continuing operations were $984 for the three months ended September 30, 2018, compared to $264 in the prior-year period. The increase in all-in sustaining costs from continuing operations was primarily driven by gold ounces sold coming from Rainy River in the current period when compared to the third quarter of 2017 as Rainy River was not in commercial production. Gold sales in the prior period were primarily from New Afton which benefited from a significant by-product credit.

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All-in sustaining costs from all operations were $966 per ounce for the three months ended September 30, 2018, compared to $792 in the prior-year period. The increase in all-in sustaining costs from all operations relative to the prior-year quarter was primarily attributable to an increase of $24.5 million in sustaining costs which include New Gold’s sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures. The increase in consolidated sustaining costs was primarily related to sustaining capital expenditures at Rainy River as construction of certain infrastructure continued in the quarter.

All-in sustaining costs per gold ounce sold from continuing operations were $1,069 per ounce for the nine months ended September 30, 2018, compared to $358 per ounce in the prior-year period. The increase in all-in sustaining costs relative to the prior-year period was driven by the increase in total cash costs noted above and higher sustaining capital expenditures at Rainy River as the operation continues its ramp-up and as construction of certain infrastructure continued in the period.

All-in sustaining costs from all operations for the nine months ended September 30, 2018, were $984 per ounce, including total cash costs of $455 per ounce. The increase in consolidated total cash costs was primarily driven by higher per ounce operating costs at Rainy River. The increase in consolidated sustaining costs was primarily related to sustaining capital expenditures at Rainy River as the operation continues its ramp-up and as construction of certain infrastructure continued in the period.

FINANCIAL HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
FINANCIAL INFORMATION
Revenue	147.1	93.0	447.1	265.2
Operating margin(1)	64.5	51.6	197.6	143.0
Revenue less cost of goods sold	7.1	14.6	18.4	34.4
(Loss) earnings from continuing operations	(1.6)	26.7	(343.1)	68.9
Net (loss) earnings	(165.8)	27.0	(497.3)	87.6
Adjusted net (loss) earnings from continuing operations (1)	(4.6)	2.6	(33.3)	(0.1)
Operating cash flows generated from continuing operations	43.2	54.8	135.2	138.8
Operating cash flows generated from continuing operations before changes in non-cash operating working capital (1)	69.7	45.6	189.8	114.3
Capital expenditures (sustaining) from continuing operations (1)	52.4	11.6	144.1	32.2
Capital expenditures (growth) from continuing operations (1)	4.0	135.0	30.4	427.5
Total assets	3,210.3	4,321.2	3,210.3	4,321.2
Cash and cash equivalents	129.0	207.1	129.0	207.1
Long-term debt	939.8	977.0	939.8	977.0

Share Data
Earnings (loss) per share from continuing operations(2):
Basic ($)	(0.00)	0.05	(0.59)	0.12
Diluted ($)	(0.00)	0.05	(0.59)	0.12
Earnings (loss) earnings per share:
Basic ($)	(0.29)	0.05	(0.86)	0.16
Diluted ($)	(0.29)	0.05	(0.86)	0.16
Adjusted net (loss) earnings per basic share ($)(1)	(0.01)	0.00	(0.06)	(0.00)
Share price as at September 30 (TSX - Canadian dollars)	1.02	4.63	1.02	4.63
Weighted average outstanding shares (basic) (millions)	578.7	576.2	578.7	560.2

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss (earnings), adjusted net loss (earnings) per basic share, capital expenditures (sustaining and growth) and operating cash flows generated from continuing operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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As the Company entered into an agreement for the sale of Mesquite during the third quarter and expects to complete the sale during the fourth quarter of 2018, this operation has been classified as a discontinued operation. Additionally, the Company completed the sale of Peak Mines in early April 2018, and as a result Peak Mines is classified as a discontinued operation. The below financial results are disclosed on a continuing basis (unless otherwise noted).

Revenue was $147.1 million for the three months ended September 30, 2018, compared to $93.0 million in the prior-year period. Revenue benefitted from higher gold sale volumes, partially offset by lower gold prices. Relative to the prior-year period, gold sales increased by 169%, which were attributable to the additional production from Rainy River partially offset by the average realized gold price decrease of $85 per ounce, or 7%.

Revenue was $447.1 million for the nine months ended September 30, 2018, compared to $265.2 million in the prior-year period. Relative to the prior-year period, gold sales increased by 147% and the average realized copper price increased by $0.44 per pound, or 17%, partially offset by the average realized gold price decrease of $10 per ounce, or 1%.

Revenue less cost of goods sold for the three months ended September 30, 2018 was $7.1 million compared to $14.6 million in the prior-year period. Revenue less cost of goods sold was $18.4 million for the nine months ended September 30, 2018, compared to $34.4 million in the prior-year period. The decrease was driven by higher operating expenses as the Company wrote-down $13.1 million of heap leach inventory at Cerro San Pedro, of which $12.0 million was included in operating expenses and $1.1 million was included in depreciation and depletion. The inventory write-down was a result of a recoverability analysis performed as at September 30, 2018 as the Company has discontinued the addition of cyanide to the heap leach pad. Revenue less cost to sell was also impacted by higher depreciation and depletion due to the addition of production from Rainy River, which was only partially offset by the increase in operating margin.

For the three months ended September 30, 2018 the loss from continuing operations was $1.6 million, compared to earnings of $26.7 million in the prior-year period. Third quarter earnings included a foreign exchange gain of $10.7 million, a $4.6 million gain on the revaluation of the gold stream obligation, finance costs of $17.5 million and an income tax expense of $1.6 million. The prior-year period included a foreign exchange gain of $30.6 million, a $5.9 million loss on the revaluation of the Company’s gold option contracts, a gain on modification of long-term debt of $3.3 million and an income tax expense of $5.0 million.

For the nine months ended September 30, 2018, the loss from continuing operations was $343.1 million, compared to earnings of $68.9 million in the prior-year period. The net loss includes the net impact of an after-tax impairment charge in the second quarter of $282.1 million relating to Rainy River, finance costs of $51.9 million as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River, a $2.3 million restructuring charge, a foreign exchange loss of $17.3 million, a $14.2 million gain on the revaluation of the gold stream obligation and a $7.0 million gain on the revaluation of copper price option contracts. The prior-year period included a gain on the modification of long-term debt of $3.3 million, a pre-tax foreign exchange gain of $52.6 million, a $7.6 million loss on the revaluation of the Company’s gold option contracts, a $4.7 million loss on the revaluation of the Company’s copper forward contracts, a loss of $4.8 million on the revaluation of the gold stream obligation and a $33 million gain on the sale of the EI Morro stream.

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Adjusted net loss from continuing operations for the three months ended September 30, 2018 was $4.6 million, or $0.01 per basic share, compared to adjusted net earnings of $2.6 million, or $0.00 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by an increase in finance costs less finance income of $16.2 million (adjusted for the impact of the gain on modification of long-term debt), as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River, an increase in depreciation and depletion expenses of $20.4 million and an increase in income tax expense of $0.2 million. The decrease was partially offset by an increase in operating margin of $23.4 million (adjusted for the impact of the heap leach write-down at Cerro San Pedro), and a decrease of $6.2 million in exploration, business development, and corporate general and administrative expenses when compared to the prior-year period.

Adjusted net loss for the nine months ended September 30, 2018 was $33.3 million, or $0.06 per basic share, compared to an adjusted net loss of $0.1 million, or $0.00 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by an increase in depreciation and depletion expenses of $70.6 million and an increase in finance costs less finance income of $48.3 million (adjusted for the impact of the gain on modification of long-term debt), as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River. The decrease was partially offset by an increase in operating margin of $65.1 million (adjusted for the impact of the heap leach write-down at Cerro San Pedro), a decrease of $13.2 million in exploration, business development, and corporate general and administrative expenses, and an increase in income tax recovery of $7.4 million when compared to the prior-year period.

Operating cash flows generated from continuing operations for the three months ended September 30, 2018 were $43.2 million, compared with $54.8 million in the prior-year period. Operating cash flows generated from continuing operations before changes in non-cash working capital for the three months ended September 30, 2018 were $69.7 million compared with $45.6 million in the prior-year period due to the increase in operating margin and a reduction in exploration, business development and corporate general and administrative expenses. Operating cash flows generated from continuing operations decreased due to the increase in stockpile inventory at Rainy River.

Operating cash flows generated from continuing operations for the nine months ended September 30, 2018 were $135.2 million, compared with $138.8 million in the prior-year period. Operating cash flows generated from continuing operations before changes in non-cash working capital for the nine months ended September 30, 2018 were $189.8 million compared with $114.3 million in the prior-year period. The increase was due to an increase in operating margin, decrease in exploration, business development, and corporate general and administrative expenses. Operating cash flows generated from continuing operations for the nine months ended September 30, 2018 were consistent with the prior-year period, as the increase in operating margin was offset by the prior-year period including the receipt of an outstanding concentrate receivable of $21 million at New Afton and the current period including an increase in working capital associated with the increase in of stockpile inventory at Rainy River.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

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CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and implementation of its organic initiatives. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. New Gold’s objective is to pursue corporate development initiatives that will maximize long-term shareholder value.

In the third quarter of 2018, the Company announced that it had entered into a definitive share purchase agreement with Equinox Gold Corp. ("Equinox") to sell the Mesquite Mine located in California. Under the terms of the agreement, New Gold will receive $158 million in cash upon completion of the transaction subject to closing adjustments, and is expected to close during the fourth quarter. The proceeds of the transaction will be used to strengthen the balance sheet and enhance the overall financial flexibility of the Company. The transaction is expected to close during the fourth quarter of 2018, subject to customary closing conditions, including completion of the debt and equity financing by Equinox, but it does not require an Equinox shareholder vote.

CORPORATE SOCIAL RESPONSIBILITY

    CORPORATE SOCIAL RESPONSIBILITY HIGHlights for Q3 2018

  • At Blackwater, the Federal environmental assessment (“EA”) clock re-started following submission of the responses to information requests.

  • At Cerro San Pedro, infrastructure works, and economic development activities are continuing as part of closure plan activities.

  • New Afton hosted a regulatory inspection with no major deficiencies or concerns recorded.

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

As a participant of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), all New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold is committed to protect the welfare of its employees and contractors through safety-first work practices, to upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. The Company strives to create a culture of inclusiveness and tolerance that begins at the top and is reflected in its hiring, promotion and overall human resources practices. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates, in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure, the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end use.

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The New Gold environmental management standards are based on international recognized standards. The standards serve to guide site-level management systems to ensure that site operations identify and appropriately manage their environmental aspects, adopt a consistent approach to identifying and controlling environmental risks, report progress through audits and assessments, and adopt a high level of environmental stewardship. All sites are expected to have an annual external audit, peer audit or self-assessment based on our audit schedule.

As part of the implementation process, each operation has also compiled a register of significant environmental risks. This register contains the main environmental risks for each operation and allows corporate representatives to test the adequacy and effectiveness of controls as well as emergency preparedness and mitigation measures associated with these greatest potential risks.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and other lasting socio-economic benefits.

The New Gold Community Standards provide guidance to our sites to identify our communities of interest, and effectively engage and sustain dialogue, and to find opportunities to contribute to long-term development within our host communities. They also drive us to monitor and continually improve our processes and performance. The standards are based on several internationally recognized principles and values. At each site, the standards are being progressively implemented to guide site-level management systems to ensure that site operations appropriately identify and engage with local communities of interest, respect human rights, identify opportunities for sustainable community investments, and make commercial reasonable efforts to maximize local hiring and contracting.

Our standards also guide our operations to adopt a consistent approach to identifying and controlling social risks and to report progress through audits and assessments. As with the Environmental Management Standards, all sites are expected to have an annual external audit, peer audit or self-assessment based on an audit schedule.

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OUTLOOK FOR 2018

During the third quarter, New Gold significantly broadened its technical expertise both at a board and executive level with the appointment of James Gowans to the Board of Directors effective July 9, and Renaud Adams as President and CEO effective September 12. The Company will benefit from their collective depth of operational and technical expertise to address operational challenges at Rainy River and to help reposition the Company as a leading Canadian-focused, intermediate gold producer.

Following the appointment of Mr. Adams, a strategic short-term operational plan was launched at Rainy River to further mitigate operational issues that have been experienced during the ramp-up. The immediate area of focus is on broadening the technical and operational expertise on site. The increased depth of relevant expertise will better support the ongoing ramp-up and foster a culture of continuous improvement throughout the operation. Concurrently, a comprehensive review of all key cost drivers is underway to drive operational cost efficiencies throughout the operation and improve procurement practices. Diligent attention will also be placed on challenging the current mine plan to evaluate potential opportunities to optimize capital allocation requirements. Short-term focus also includes optimization of mill performances (throughout, availability and recovery).

New Afton continued to deliver solid, low-cost production and reported another quarter of free cash flow generation. The positive results over the first nine months of the year have positioned the asset to meet, or exceed, 2018 production and cost guidance. During the coming months the Company will review options to advance the development of the C-zone that could extend the mine life of this asset, focusing on the executing of a self-funded approach, with a decision anticipated in late 2018 and development beginning in the first quarter of 2019.

From a longer-term perspective, a strategic review of the exploration potential at Rainy River and New Afton has been launched that includes an evaluation of previously identified exploration targets at both properties. The potential launch of these initial exploration programs is anticipated for early 2019 with the overall goal of improving the quality of the current resource base and extending mine life.

A trade-off study for Blackwater is currently underway that will consider multiple scenarios designed to optimize and enhance the project’s economics to potentially unlock additional value for this asset.

Reclamation activities continue at Cerro San Pedro, which transitioned to residual leaching in 2016. In September, 2018, the Company discontinued the addition of cyanide to the heap leach pad. Site reclamation is expected to be completed within four years of the end of processing, including residual leaching.

The sale of Mesquite announced in mid-September for cash proceeds of $158 million, subject to closing adjustments, improves the Company’s balance sheet, secures short-term liquidity to advance the go-forward strategy at Rainy River and allows the Company to focus on its two core Canadian assets. Following the close of the transaction, which is expected in the fourth quarter, the Company will release updated 2018 guidance to adjust production and cost estimates resulting from this transaction.

The Company begins the fourth quarter with an experienced and permanent CEO, a stronger Board of Directors and a renewed commitment to reposition New Gold as a leading, Canadian-focused, intermediate gold producer that creates sustainable shareholder value.

12

New Gold reiterates its revised consolidated guidance. At Rainy River production for the three months ended September 30, 2018 was 55,538 gold ounces, which included five days related to a mill shutdown in August. Following the completion of the mill modification, mill performance improved. The operation is on-track to meet the low end of the revised 2018 production guidance. At New Afton production for the three months ended September 30, 2018 was 19,196 gold ounces and 21.7 million pounds of copper, on track to meet, or exceed, the high-end of 2018 production guidance. Cerro San Pedro is also on track to meet its revised production guidance.

At Rainy River operating expenses per gold ounce sold are expected to exceed revised 2018 guidance estimates due to unplanned maintenance costs incurred related to the mill facility. All-in sustaining costs for the three months ended September 30, 2018 were $1,546 per ounce and are expected to be within revised 2018 annual guidance estimates. At New Afton operating expenses per gold ounce sold for the three months ended September 30, 2018 were $342 per gold ounce and $0.84 per pound of copper. Operating expenses per gold ounce sold for both gold and copper continue to trend below 2018 guidance levels. All-in sustaining costs were ($1,057) per gold ounce, trending lower than 2018 guidance estimates. At Cerro San Pedro operating expenses per gold ounce sold and all-in sustaining cost were impacted by the heap leach inventory and net realizable value write-down during the three months ended September 30, 2018. As a result, Cerro San Pedro is expected to exceed full year revised 2018 cost guidance.

Updated consolidated guidance will be amended as required following the close of the sale of Mesquite that is anticipated during the fourth quarter of 2018.

13

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of continuing operating mines produced 77,533 gold ounces for the three months ended September 30, 2018 and 218,055 gold ounces for the nine months ended September 30, 2018.

Operating expenses per gold ounce sold from continuing operations for the three months ended September 30, 2018 were $644, compared to $527 in the prior-year period. Operating expenses per copper pound sold from continuing operations for the three months ended September 30, 2018 were $1.57, compared to $1.14 in the prior-year period. Operating expenses per silver ounce sold from continuing operations for the three months ended September 30, 2018 were $7.64 compared to $6.79 in the prior-year period.

For the three months ended September 30, 2018, total cash costs and all-in sustaining costs from continuing operations, net of by-product sales, were $239 and $984 per gold ounce sold, respectively. In the prior-year period, total cash costs and all-in sustaining costs were ($535) and $264 per gold ounce sold, respectively.

For the nine months ended September 30, 2018 total cash costs and all-in sustaining costs from continuing operations, net of by-product sales, were $303 and $1,069 per gold ounce sold, respectively. This compared to ($378) total cash costs and $358 all-in sustaining costs in the prior-year periods.

For an analysis of the impact of production volumes and costs for the three months ended September 30, 2018 relative to prior-year periods, refer to the “Operating Highlights” section of this MD&A.

Commodity Prices

14

Gold prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the three months ended September 30, 2018, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,179 and $1,205, respectively, compared to the London bullion market (“LBMA”) p.m. average gold price of $1,213 per ounce. For the nine months ended September 30, 2018, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,246 and $1,275, respectively, compared to the LBMA p.m. average gold price $1,283 per ounce.

Copper prices

In October 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds of its 2018 production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound, at a nominal cost to the Company. Call options sold and put options purchased are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses.

For the three months ended September 30, 2018, New Gold’s copper revenue per pound and average realized copper price per pound were $2.67 and $2.93, respectively, above the average London Metal Exchange (“LME”) copper price of $2.77 per pound, as the Company exercised it put options. For the nine months ended September 30, 2018, New Gold’s copper revenue per pound and average realized copper price per pound were $2.81 and $3.08, respectively, compared to the average LME copper price of $3.01 per pound.

Silver prices

For the three months ended September 30, 2018, New Gold’s silver revenue per ounce and average realized silver price per ounce were $13.69 and $14.30 respectively, compared to the LBMA p.m. average silver price of $14.99 per ounce. For the nine months ended September 30, 2018, New Gold’s silver revenue per ounce and average realized silver price per ounce were $15.31 and $15.89, respectively, compared to the LBMA p.m. average silver price of $16.10 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through Cerro San Pedro.

The Canadian dollar strengthened against the U.S. dollar by approximately 2% from June 30, 2018 to September 30, 2018. The average Canadian dollar against the average U.S. dollar for the three months ended September 30, 2018 weakened by approximately 4% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of operating and capital costs are denominated in Canadian dollars.

The Mexican peso strengthened against the U.S. dollar by approximately 5% from June 30, 2018 to September 30, 2018. The average Mexican peso against the average U.S. dollar for the three months ended September 30, 2018 weakened by approximately 6% when compared to the prior-year period. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a portion of operating costs are denominated in Mexican pesos.

15

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three and nine months ended September 30, 2018 relative to prior-year periods, refer to the “Review of Operating Mines” sections for Rainy River, New Afton and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price decreased by 5% since the start of 2018 and decreased by 6% during the third quarter. The global economy has been stable and the U.S. economy, in particular, has been very strong, with close to record levels of low unemployment and accelerating growth. Accordingly, interest rates continue to gradually but steadily move along an upward path. Weighing against this backdrop are high deficits and increasing levels of national and consumer debt, which are likely to exacerbate the next downturn in the economic cycle, and an increasingly fractious political landscape with several notable victories for populists and autocrats.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products is significantly below the peak in 2012, suggesting that the broad investment community has capacity to add length to positions as sentiment improves.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable.

16

FINANCIAL RESULTS

Summary of Quarterly Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
FINANCIAL RESULTS
Revenue	147.1	93.0	447.1	265.2
Operating expenses	82.6	41.4	249.5	122.2
Depreciation and depletion	57.4	37.0	179.2	108.6
Revenue less cost of goods sold	7.1	14.6	18.4	34.4
Corporate administration	4.7	5.4	15.6	18.8
Corporate restructuring	-	-	2.3	-
Share-based payment expenses	(1.0)	3.1	0.5	6.9
Asset Impairment	-	-	383.7	-
Exploration and business development	0.5	1.9	1.5	5.1
Earnings (loss) from operations	2.9	4.2	(385.2)	3.6
Finance income	0.3	0.3	1.0	0.9
Finance costs	(17.5)	2.0	(51.9)	(0.2)
Other gains and losses
Unrealized gain on share purchase warrants	-	-	-	1.2
Gain (loss) on foreign exchange	10.7	30.6	(17.3)	52.6
Gain on disposal of El Morro stream	-	-	-	33.0
Other (loss) gain on disposal of assets	(1.5)	-	(1.4)	0.1
Loss on revaluation of investments	(0.1)	-	(0.2)	(0.1)
Gain (loss) on copper forward contracts and copper option contracts	0.6	(5.9)	7.0	(4.7)
Unrealized gain (loss) on revaluation of gold stream obligation	4.6	0.2	14.2	(4.8)
Gain (loss) on revaluation of gold price option	-	0.1	-	(7.6)
Other	-	0.2	1.5	1.1
Earnings (loss) before taxes	-	31.7	(432.3)	75.1
Income tax (expense) recovery	(1.6)	(5.0)	89.2	(6.2)
(Loss) earnings from continuing operations	(1.6)	26.7	(343.1)	68.9
(Loss) earnings from discontinued operations, net of tax	(164.2)	0.3	(154.2)	18.7
Net (loss) earnings	(165.8)	27.0	(497.3)	87.6
Adjusted (loss) earnings from continuing operations (1)	(4.6)	2.6	(33.3)	(0.1)
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

17

Revenue

For the three months ended September 30, 2018, the $54.1 million, or 58%, increase in revenue was due to the combined impact of a $57.9 million increase in sales volumes partially offset by a $3.8 million decrease in average realized prices, due to lower gold prices. The average realized prices for the three months ended September 30, 2018 were $1,205 per gold ounce, $2.93 per pound of copper and $14.30 per silver ounce. This compared to $1,290 per gold ounce, $2.78 per pound of copper and $16.55 per silver ounce in the prior-year period.

For the nine months ended September 30, 2018, the $181.9 million, or 69%, increase in revenue was due to the combined impact of a $157.4 million increase in sales volumes and a $24.5 million increase in average realized prices, due to higher copper prices. The average realized prices for the nine months ended September 30, 2018 were $1,275 per gold ounce, $3.08 per pound of copper and $15.89 per silver ounce. This compared to $1,285 per gold ounce, $2.64 per pound of copper and $17.10 per silver ounce in the prior-year period. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the three and nine months ended September 30, 2018, operating expenses increased compared with the prior-year period mainly due to the inclusion of operating expenses at Rainy River in its ramp-up year, and an inventory write-down at Cerro San Pedro as result of a recoverability analysis performed as residual leaching at Cerro San Pedro begins its final phase.

Depreciation and depletion

For the three and nine months ended September 30, 2018, depreciation and depletion increased compared with prior-year periods due to depreciation and depletion being recognized at Rainy River.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2018, revenue less cost of goods sold decreased, primarily due to higher operating expenses, and higher depreciation and depletion, which was partially offset by the increased revenue.

Corporate administration and share-based payment expenses

For the three and nine months ended September 30, 2018, the decrease in corporate administration resulted from a corporate restructuring which occurred in the fourth quarter of 2017. For the three and nine months ended September 30, 2018, the decrease in share-based payment expenses were primarily attributable to the decrease of the Company’s share price in the current period, which resulted in lower costs for the Company’s cash-settled share-based payment arrangements.

During the nine months ended September 30, 2018, the Company recognized approximately $2.3 million related to corporate restructuring.

Asset impairment

In accordance with the Company’s accounting policies, the recoverable amount of an asset or cash generating unit (“CGU”) is estimated when an indication of impairment exists. As at June 30, 2018, indicators of impairment existed at the Rainy River CGU.

The Company completed an updated Rainy River life-of-mine (“LOM”) plan in the second quarter of 2018 and in early August 2018 an updated NI 43-101 Technical Report for Rainy River was released. The updated LOM plan contains updated per unit costs, changes to the sequencing in gold production and a less than 3% reduction in gold production over the LOM. The updated LOM plan incorporates changes to open pit design and extraction sequencing, resulting in higher ore tonnes mined and processed at a lower average gold grade. The Company identified the changes to the LOM plan and increased cost estimates at Rainy River as indicators of impairment as at June 30, 2018.

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For the nine months ended September 30, 2018, the Company recorded an after-tax impairment loss of $282.1 million within net loss, as noted below:

Nine months ended September 30, 2018
(in millions of U.S. dollars)	Rainy River
Impairment charge included within NET LOSS
Rainy River depletable mining properties	383.7
Tax recovery	(101.6)
Total impairment charge, after tax	282.1

(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: Rainy River, New Afton, Mesquite, Cerro San Pedro, and Blackwater. Other assets consist of corporate assets and exploration properties.

The Company uses fair value less cost of disposal to determine the recoverable amount of an asset as it believes that this will generally result in a value greater than, or equal, to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy.

(a) Rainy River CGU:

Key estimates and judgments include production levels, operating costs and other capital expenditures reflected in the Company’s LOM plans, the value of in-situ ounces and land holdings, as well as economic factors beyond management’s control, such as gold and silver prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, foreign exchange assumptions, operating costs and capital costs. The current LOM plan is 14 years. LOM plans use proven and probable mineral reserves only and do not utilize mineral resource estimates for a CGU. When options exist for the future extraction and processing of these resources, an estimate of the value of the unmined mineral resources (also referred to as in-situ ounces) is included in the determination of fair value.

In-situ ounces

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated based on an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies.

19

Discount rates

When discounting estimated future cash flows, the Company uses a real after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Asset Pricing Model (“CAPM”). The CAPM includes market participants’ estimates for equity risk premium, cost of debt, target debt to equity, risk-free rates and inflation. For the June 30, 2018 impairment analysis, a real discount rate of 4.50% was used (2017 - real discount rate of 4.00%).

Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For impairment analysis, the following commodity prices and exchange rate assumptions were used:

As at June 30, 2018			As at December 31, 2017
(in U.S. dollars, except where noted)	2018 - 2023 Average	Long-term Average	2018 - 2022 Average	Long-term Average
Commodity prices
Gold ($/ounce)	1,311	1,300	1,300	1,300
Silver ($/ounce)	18.00	18.17	19.16	19.25
Exchange rates
CAD:USD	1.24	1.23	1.24	1.24

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production, operating and capital costs. Any variation in one or more of the assumptions used to estimate fair value could result in a change in a CGU’s fair value.

(ii) Impact of impairment tests

The Company calculated the recoverable amount of the Rainy River CGU using the fair value less cost of disposal method as noted above. For the three and six months ended June 30, 2018, the Company recorded pre-tax impairment losses of $383.7 million, $282.1 million net of tax, within net loss.

(iii) Sensitivity analysis

After effecting the impairment for the Rainy River CGU, the fair value of this CGU was assessed as being equal to its respective carrying amount as at June 30, 2018. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of the Rainy River CGU at June 30, 2018:

As at June 30, 2018
(in millions of U.S. dollars)	Rainy River
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	265.2
0.5% change in discount rate	21.5
5% change in foreign exchange rate	111.2
5% change in operating costs	104.9
5% change in in-situ ounces	19.3

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Finance income and finance costs

For the three and nine months ended September 30, 2018, finance costs increased as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River in November 2017.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Gold stream obligation

For the three and nine months ended September 30, 2018, the unrealized gain on revaluation of the gold stream obligation derivative instrument was due to the increase in the reference discount rate, only partially offset by accretion expense.

Copper price option contracts

In the prior year, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,600 tonnes (approximately 60 million pounds) of copper production during 2018.

These derivative instruments are fair valued at the end of each reporting period. For the three and nine months ended September 30, 2018, the Company recognized a gain of $0.6 million and $7.0 million on the revaluation of the copper price option contracts resulting from the revaluation of the copper price option contracts resulting from the decrease in copper prices. During the three months ended September 30, 2018, the Company exercised put options for 6,900 tonnes and recognized $3.5 million within revenue.

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollars and Mexican peso compared to the U.S. dollar in the current period.

Other prior-year period gains and losses

During the first quarter of 2017, the Company sold its 4% stream on future gold production from El Morro for $65.0 million cash. As a result, the Company recorded a gain on disposal of $33.0 million representing the difference between the net proceeds received and the carrying value of the asset. A gain on the mark-to-market of share purchase warrants was also recorded as the traded value of the New Gold share purchase warrants decreased. In June 2017 all share purchase warrants expired unexercised, thus there was no earnings impact for the three and nine months ended September 30, 2018.

In the prior year, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. These derivative instruments were fair valued at the end of each reporting period, recording a loss of $4.7 million during the nine months ended September 30, 2017. On December 31, 2017, these options expired and no further gold price option contracts have been entered into in 2018.

Income tax

Income tax recovery from continuing operations for the nine months ended September 30, 2018 was $89.2 million on a loss before taxes of $432.3 million compared to an expense of $6.2 million on earnings before tax of $75.1 million in prior-year period, reflecting an effective tax rate of 20.6% in 2018 compared to 8.26% in 2017. The primary reason for the change in the unadjusted effective tax rate is the change in unrecognized deferred tax assets relating to mining tax, lower tax rate applicable on the disposal of the El Morro stream in the prior-year period and the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities.

21

For the nine months ended September 30, 2018, the Company recorded a foreign exchange loss of $19.6 million on non-monetary assets and liabilities, compared to a gain of $52.8 million in the prior-year period with no associated tax impact. For the nine months ended September 30, 2018 the unadjusted effective tax rate was impacted due to higher income tax rate in the province of British Columbia.

On an adjusted net (loss) earnings basis, the adjusted tax expense from continuing operations for the three months ended September 30, 2018, was $0.8 million, compared to $0.6 million in the prior year. The adjusted tax expense excludes the impact of the Cerro San Pedro heap leach write-down, corporate restructuring costs and other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

(Loss) earnings from discontinued operations, net of tax

For the three and nine months ended September 30, 2018 and comparative periods, both Peak Mines and Mesquite have been classified as discontinued operations and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines and Mesquite.

In September 2018, the Company entered into an agreement for the sale of Mesquite. As at September 30, 2018, the Company has measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The expected purchase consideration was used as the basis for determining the FVLCS. The Company has concluded that the expected fair value less costs to sell of Mesquite was lower than the carrying value. As a result, the Company recognized a pre-tax impairment loss of $230.2 million for the three and nine months ended September 30, 2018 (net of tax - $161.9 million).

Net (loss) earnings

For the three and nine months ended September 30, 2018, the net loss was impacted by the impairment charge at Rainy River, an inventory write-down at Cerro San Pedro, the impairment loss on the classification of Mesquite as held for sale, an increase in depreciation and depletion expenses and finance costs, which were only partially offset by higher operating margin when compared to the prior period.

Adjusted net (loss) earnings from continuing operations

Net losses have been adjusted for the impairment loss at Rainy River, corporate restructuring costs, inventory impairment at Cerro San Pedro, the gain on modification of long-term debt and other gains and losses on the consolidated income statement. Key elements in other gains and losses are: the fair value changes for the gold stream obligation; fair value changes for gold and copper option contracts; foreign exchange gain or loss, and gain or loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
except where noted)	2018	2018	2018	2017	2017	2017	2017	2016	2016
CONTINUNG OPERATING INFORMATION
Gold production from continuing operations (ounces)(1)	77,533	76,751	63,771	58,070	29,520	30,842	30,577	37,943	38,730
Gold sales from continuing operations (ounces)(1)	76,653	72,774	64,154	54,170	28,479	27,245	30,760	37,522	36,604
Copper production from continuing operations (ounces)(1)	21.7	20.4	22.2	24.6	22.8	22.8	20.5	21.4	21.3
Copper sales from continuing operations (ounces)(1)	20.5	19.6	21.3	22	21.8	20.8	19.9	21.1	19.2

Revenue	147.1	152.5	147.5	123.5	93	84.8	87.3	94	89.4
Earnings from continuing operations	-1.6	-310.6	-30.9	-226.9	26.7	11.1	31.1	-38.2	-6.5
per share:
Basic ($)	0.00	-0.54	-0.05	-0.39	0.05	0.02	0.06	-0.07	-0.01
Diluted ($)	0.00	-0.54	-0.05	-0.39	0.05	0.02	0.06	-0.07	-0.01
DISCONTINUED OPERATING INFORMATION
Earnings from discontinued operations, net of tax	-164.2	8.6	1.4	31.3	0.3	12.0	6.4	15.9	10.6
TOTAL OPERATIONS (INCLUDES MESQUITE AND PEAK MINES)
Total gold production (ounces)(1)	144,025	108,550	122,315	145,992	82,027	105,064	89,327	95,883	95,546
Total gold sales (ounces)(1)	112,058	105,924	120,163	143,644	79,904	99,235	87,304	93,936	96,452
Net earnings	-165.8	-302	-29.5	-195.6	27	23.1	37.5	-22.3	4.1
per share:
Basic ($)	-0.29	-0.52	-0.05	-0.34	0.05	0.04	0.07	-0.04	nil
Diluted ($)	-0.29	-0.52	-0.05	-0.34	0.05	0.04	0.07	-0.04	nil
1.	A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

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REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

Rainy River enhances New Gold’s operational platform through its significant production scale and exciting longer-term exploration potential in a stable mining jurisdiction.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Ore mined (thousands of tonnes)	2,800	-	9,347	-
Waste mined (thousands of tonnes)	6,610	-	19,958	-
Ore processed (thousands of tonnes)	1,560	-	4,644	-
Ratio of waste-to-ore	2.36	-	2.14	-
Average grade:
Gold (grams/tonne)	1.21	-	1.19	-
Silver (grams/tonne)	1.81	-	1.94	-
Recovery rate (%):
Gold	87	-	85	-
Silver	61	-	59	-
Gold (ounces):
Produced (1)	55,538	-	150,082	-
Sold (1)	55,968	-	148,680	-
Silver (millions of ounces):
Produced (1)	0.1	-	0.2	-
Sold (1)	0.1	-	0.2	-
Revenue
Gold ($/ounce)	1,209	-	1,274	-
Silver ($/ounce)	15.00	-	16.10	-
Average realized price (2):
Gold ($/ounce)	1,209	-	1,274	-
Silver ($/ounce)	14.96	-	16.05	-
Operating expenses per gold ounce sold ($/ounce) (4)	760	-	905	-
Operating expenses per silver ounce sold ($/ounce) (4)	9.4	-	11.41	-
Total cash costs per gold ounce sold (2)(3)	754	-	900	-
All-in sustaining costs per gold ounce sold (2)(3)	1,546	-	1,700	-
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	760	-	905	-
Silver ($/ounce)	9.4	-	11.41	-

24

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,541	-	1,694	-
Silver ($/ounce)	19.07	-	21.35	-
FINANCIAL INFORMATION
Revenue	68.6	-	192.2	-
Operating margin (2)	25.5	-	55.6	-
Revenue less cost of goods sold	8.8	-	-2.7	-
Capital expenditures (sustaining capital) (2)	43.2	-	116.5	-
Capital expenditures (growth capital) (2)	1.1	129.5	22.4	416
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

During the quarter, overall operational performance at Rainy River improved, particularly following the completion of a five day mill shutdown in late August. During the shutdown the work completed included a semi-autogenous (“SAG”) mill reline, modifications to the elution circuit and the replacement of screens. Immediately following the upgrade, mill availability, processing rates and metal recoveries improved and supported the solid performance in September.

During the quarter, the mill facility processed 1.6 million tonnes, or 16,692 tonnes per day, at a grade of 1.21 grams per tonne, with recoveries of 87%. Following the mill upgrade, mill availability increased to average approximately 90% in September. Supported by the improved availability of the mill facility, September processing rates increased to average approximately 20,462 tonnes per day, at a gold recovery rate of approximately 89%.

Production for the quarter was 55,538 gold ounces, which included the five days related to the mill shutdown in August. Following the completion of the modifications, mill performance improved, which supported solid monthly production of 25,517 gold ounces in September. The operation is on-track to meet the low end of the revised 2018 production guidance.

During the quarter, the open pit mined approximately 9.4 million tonnes of ore and waste (102,290 tonnes per day).

Reconciliation of tonnes and grades from blast hole samples in the quarter were in line with the resource model. Optimization of mining practices to reduce overall mine dilution continued during the quarter.

At the end of the quarter, approximately 3.4 million tonnes of medium grade and 2.9 million tonnes of lower grade ore, at grades of 0.73 and 0.46 grams per tonne respectively, was stockpiled ahead of the mill facility for future processing.

25

Revenue

For the three months ended September 30, 2018, revenue was consistent with the second quarter of 2018 as the decrease in the average realized price of gold was offset by the 7% increase in gold ounces sold.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2018, revenue less cost of goods sold was $8.8 million and a loss of $2.7 million, with the loss primarily driven by higher operating expenses as the mine ramps up its operations.

Asset impairment

For the nine months ended September 30, 2018, the Company has recorded an after-tax impairment charge of $282.1 million relating to Rainy River. Please refer to the “Financial Results” section of this MD&A.

Operating expenses, total cash costs and all-in sustaining costs

For the three months ended September 30, 2018, operating expense per gold ounce sold was $760 compared to $802 for the second quarter of 2018 with the decrease driven by the increase in gold ounces sold. Operating expense is expected to exceed revised 2018 guidance estimates due to unplanned maintenance related to the mill facility. Operating expense is expected to decline in the coming quarters, as operational performance improves.

For the three months ended September 30, 2018, total cash costs and all-in sustaining costs per gold ounce sold were $754 and $1,546 compared to $796 and $1,295 in the second quarter of 2018. It is expected that all-in sustaining costs will continue to decline, corresponding with the planned productivity improvements and the completion of construction activities.

For the nine months ended September 30, 2018, total cash costs and all-in sustaining costs per gold ounce sold were $905 and $1,700.

Capital expenditures

For the three months and nine months ended September 30, 2018, the decrease in capital expenditures related primarily to project development spending in 2017. Capital expenditure in the current period primarily relates to tailings dam construction and capitalized stripping.

Impact of foreign exchange on operations

Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2018, the value of the U.S. dollar averaged $1.31 against the Canadian dollar, compared to $1.25 in the third quarter of 2017, resulting in a positive impact on total cash costs of $35 per gold ounce sold against prior-year period foreign exchange rates.

For the nine months ended September 30, 2018, the value of the U.S dollar averaged $1.287 against the U.S. dollar compared to $1.297 in the prior-year period. This had a negative impact on total cash costs of $13 per gold ounce sold against prior-year period foreign exchange rates.

Exploration activities

Exploration activities during the three months ended September 30, 2018 involved field reconnaissance to identify areas of prospective gold mineralization within the Company’s greater Rainy River mineral tenements.

26

Outlook for 2018

The Company has launched a near-term operational plan that will focus on creating a culture of continuous improvement to drive operational efficiencies. The plan is focused on optimizing mine practices, enhancing grade control procedures, and further improving mill availability and gold recoveries.

During the fourth quarter, ongoing efforts will primarily focus on improving mine and mill productivity. Concurrently, the Company will maintain a diligent focus on optimizing capital allocation strategies and has undertaken a comprehensive review of all key cost drivers that could support improved cost efficiencies as well as procurement practices.

A key component of the Company’s operating plan is to expand the technical and operational capacity of the Rainy River team.

During the fourth quarter the Company will assess the potential launch of an exploration program in 2019 that has the overall objective of increasing mineral resources and potentially extending the mine life over the near and longer terms.

27

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia. At December 31, 2017, the mine had 1.1 million ounces of Proven and Probable Gold Mineral Reserves and 941 million pounds of Proven and Probable Copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves, and 968 million pounds of Measured and Indicated Copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Ore mined (thousands of tonnes)	1,574	1,553	4,266	4,596
Ore processed (thousands of tonnes)	1,336	1,540	3,973	4,510
Average grade:
Gold (grams/tonne)	0.55	0.55	0.54	0.55
Copper (%)	0.89	0.83	0.88	0.82
Recovery rate (%):
Gold	84.7	79.6	84.8	79.9
Copper	83.0	80.4	83.3	80.8
Gold (ounces):
Produced (1)	19,916	21,569	58,551	63,779
Sold (1)	18,883	20,646	55,313	60,935
Copper (millions of pounds):
Produced (1)	21.7	22.8	64.3	66.0
Sold (1)	20.5	21.8	61.4	62.5
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.2	0.2
Sold (1)	0.1	0.1	0.2	0.2
Revenue
Gold ($/ounce)	1,086	1,175	1,164	1,172
Copper ($/pound)	2.67	2.53	2.81	2.40
Silver ($/ounce)	12.38	14.70	14.11	15.50
Average realized price (1)(2):
Gold ($/ounce)	1,194	1,292	1,276	1,288
Copper ($/pound)	2.93	2.78	3.08	2.64
Silver ($/ounce)	13.61	16.14	15.47	17.07

28

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Operating expenses per gold ounce sold ($/ounce) (4)	342	407	387	430
Operating expenses per copper pound sold ($/pound) (4)	0.84	0.88	0.94	0.88
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(1,570)	(1,258)	(1,625)	(1,048)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(1,057)	(643)	(1,097)	(505)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	450	524	498	546
Copper ($/pound)	1.10	1.13	1.21	1.12
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	588	709	640	718
Copper ($/pound)	1.44	1.53	1.55	1.47

Financial Information:
Revenue	76.3	80.4	240.4	224.7
Operating margin(2)	52.4	52.4	160.6	142.3
Revenue less cost of goods sold(5)	13.2	17.3	42.3	38.8
Capital expenditures (sustaining capital) (2)	9.1	11.5	27.5	31.0
Capital expenditures (growth capital) (2)	1.2	0.5	2.3	2.6
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
5.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Operating results

Production

For the three and nine months ended September 30, 2018, gold production was lower than the prior-year period due to an expected decrease in mill throughput, partially offset by an increase in gold recovery. Copper production was below the prior-year period due to an expected decrease in mill throughput partially offset by an increase in copper grade and recovery. The expected decrease in mill throughput was due to the operation returning to normal rates after being increased to optimize cash flow during the Rainy River construction period.

Revenue

For the three months ended September 30, 2018, revenue decreased compared to the prior-year period due to lower metal sales volumes and a decrease in realized gold prices, which were only partially offset by an increase in realized copper prices.

For the nine months ended September 30, 2018, revenue increased compared to the prior-year period due to higher realized copper prices, which were only partially offset by lower metal sales volumes.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 21,024 ounces of gold and 26.7 million pounds of copper. Exposure to these price movements was reduced by 18,820 ounces of gold swaps and 25.4 million pounds of copper swaps outstanding as at September 30, 2018.

29

Revenue less cost of goods sold

For the three months ended September 30, 2018, the decrease in revenue less cost of goods sold was primarily driven by lower metal sales.

For the nine months ended September 30, 2018, the increase in revenue less cost of goods sold was primarily driven by an increase in operating margin driven by the increased copper prices.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the three months ended September 30, 2018, operating expenses decreased due to lower processing costs resulting from the expected decrease in mill throughput.

For the nine months ended September 30, 2018, operating expenses decreased as expenses were apportioned to each metal on a percentage of revenue basis, with gold revenue representing a lower portion of total sales in the nine-month period versus the prior-year period.

All-in sustaining costs decreased due to the benefit of higher by-product revenues, lower operating expenses and lower quarterly sustaining capital costs. By-product revenues benefitted from an increase in the realized copper price which offset lower copper sales volumes. New Afton’s three and nine months ended September 30, 2018 sustaining costs decreased by $3.0 million and $3.9 million when compared to the prior-year periods due to lower sustaining capital expenditures.

Capital expenditures

During the nine months ended September 30, 2018, sustaining capital expenditures were primarily related to tailings dam raises and equipment purchases, while the prior-year period included mine development and tailings dam raises. Growth capital expenditures in the current and prior-year periods were primarily study costs related to the New Afton C-zone.

Impact of foreign exchange on operations

New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2018, the value of the U.S. dollar averaged $1.31 against the Canadian dollar, compared to $1.25 in the third quarter of 2017, resulting in a positive impact on total cash costs of $75 per gold ounce sold against prior-year period foreign exchange rates.

For the nine months ended September 30, 2018, the value of the U.S dollar averaged $1.287 against the U.S. dollar compared to $1.297 in the prior-year period. This had a negative impact on total cash costs of $27 per gold ounce sold.

Exploration activities

Exploration activities during the third quarter of 2018 continued to focus on field reconnaissance to identify prospective copper and gold targets within the Company’s greater New Afton mineral tenements.

Outlook for 2018

During the fourth quarter, the Company will evaluate various scenarios to advance an internally funded development strategy at the C-zone, which would extend the mine life of this asset. A decision is anticipated in late 2018 with development activities beginning in early 2019.

30

A two-stage project is currently underway to increase copper recoveries from supergene ore, which is anticipated to become part of mill feed in 2019 to 2022, peaking at approximately 40% of total mill feed in 2020. Commissioning of a gravity recovery circuit with pressure jigs and a magnetic separator is scheduled for the fourth quarter of 2018, and a Knelson concentrator is anticipated to be commissioned in the third quarter of 2019.

During the fourth quarter, the Company will assess the potential launch of an exploration program in 2019 that has the overall objective of increasing mineral resources and extending the mine life over the medium and long-term.

31

Cerro San Pedro Mine, San Luis Potosí, México

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central México, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and as of September, 2018, the Company has now discontinued the addition of cyanide to the heap leach pad. A summary of Cerro San Pedro’s operating results is provided below:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Gold (ounces)
Produced (1)(2)	2,079	7,951	9,422	27,160
Sold (1)	1,802	7,833	9,587	25,549
Silver (millions of ounces)
Produced (1)(2)	0.1	0.1	0.1	0.5
Sold (1)	0.1	0.1	0.1	0.5
Revenue
Gold ($/ounce)	1,211	1,285	1,296	1,278
Silver ($/ounce)	15.00	16.76	16.40	17.11
Average realized price (3):
Gold ($/ounce)	1,211	1,285	1,296	1,278
Silver ($/ounce)	15.03	16.76	16.40	17.11
Operating expenses per gold ounce sold ($/ounce) (5)	7,715	1,388	2,950	1,260
Operating expenses per silver ounce sold ($/ounce) (5)	95.81	18.10	37.31	16.86
Total cash costs per gold ounce sold ($/ounce) (3)(4)	3,199	1,370	2,176	1,219
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	3,287	1,532	2,258	1,389
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	2,984	1,354	2,048	1,230
Silver ($/ounce)	37.05	17.65	25.90	16.47
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	3,062	1,484	2,119	1,367
Silver ($/ounce)	38.02	19.35	26.79	18.31

FINANCIAL INFORMATION
Revenue	2.2	12.6	14.5	40.5
Operating margin (3)	(13.4)	(0.8)	(18.6)	0.7
Revenue less cost of goods sold	(14.9)	(2.7)	(21.2)	(4.4)
Capital expenditures (sustaining capital)(3)	-	-	-	0.7

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
5.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

32

Operating results

Production

Cerro San Pedro finished active mining late in the second quarter of 2016 and the Company has now discontinued the addition of cyanide to the heap leach pad. While existing solution will be recirculated, small amounts of residual gold and silver are expected to be recovered during this process. As a result, and consistent with expectations, for the three and nine months ended September 30, 2018, gold and silver production decreased compared to the prior-year periods.

Revenue

For the three and nine months ended September 30, 2018, the decrease in revenue was attributable to lower metal prices and a decrease in metal sales volumes at Cerro San Pedro due to the mine being in residual leaching.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2018, revenue less cost of goods sold was a loss of $14.9 million and $21.2 million, primarily attributable to the decrease in revenue described above and an increase in operating expenses. Revenue less cost of goods sold included a heap leach inventory and net realizable value write-down of $13.1 million, of which $12.0 million was included in operating expenses and $1.1 million was included in depreciation and depletion. The write-down was a result of a recoverability analysis performed as at September 30, 2018, and the Company has now discontinued the addition of cyanide to the heap leach pad.

Operating expenses, total cash costs and all-in sustaining costs

For the three and nine months ended September 30, 2018, operating expenses increased when compared to the prior-year periods, due to lower gold sales volumes and the impact of the heap leach inventory and net realizable value write-down during the period. All-in sustaining costs also increased when compared to the prior-year periods, due to lower gold sales volumes and a $2.6 million, or $2,100 per ounce impact of the net realizable write-down of inventory in the three months ended September 30, 2018 and a $450 per ounces in the nine months ended September 30, 2018.

Additionally, as the Company is drawing down leach pad inventory during the residual leach period, $368 per ounce in the third quarter, and $385 per ounce in the first nine months, of the reported all-in sustaining costs are related to mining costs that were incurred in prior periods.

33

DISCONTINUED OPERATIONS

In September 2018, the Company announced that it has entered into an agreement to sell Mesquite and as a result Mesquite met the criteria as a discontinued operation under IFRS 5. The sale is expected to close in the fourth quarter of 2018.

For the three and nine months ended September 30, 2018 and prior-year comparative periods, the net earnings from Mesquite is reported as earnings from discontinued operations. Total assets and liabilities of Mesquite (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities held for sale, respectively, as at September 30, 2018 without restatement of the prior-year period comparative amounts.

As at September 30, 2018, the Company has measured the asset group at the lower of carrying value and FVLCS. The expected purchase consideration was used as the basis for determining the FVLCS. The Company has concluded that the expected fair value less costs to sell of Mesquite was lower than the carrying value. As a result, the Company recognized a pre-tax impairment loss of $230.2 million for the three and nine months ended September 30, 2018 (net of tax - $161.9 million). This impairment loss was allocated between Mesquite’s mining interests and heap leach inventories on the basis of proportional carrying value.

In the third quarter of 2017, Peak Mines met the criteria of a discontinued operation under IFRS 5. The Company completed the sale of Peak Mines in early April 2018.

Prior to the completion of the sale, the Company measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The net loss from discontinued operations of $0.8 million for the nine months ended September 30, 2018 reflects the change in estimated FVLCS as at December 31, 2017 to the final purchase consideration received, less disposal costs incurred in the period.

34

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach gold mining operation. During the third quarter of 2018, the Company entered into an agreement for the sale of Mesquite and expects to complete the sale during the fourth quarter of 2018. Accordingly, the Mesquite Mine has been classified as a discontinued operation. A summary of Mesquite’s operating results is provided below.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	6,649	5,050	16,432	14,960
Waste mined (thousands of tonnes)	7,947	10,994	30,502	32,205
Ratio of waste-to-ore	1.20	2.18	1.86	2.15
Average grade:
Gold (grams/tonne)	0.32	0.32	0.30	0.34
Gold (ounces):
Produced (1)(2)	36,492	38,133	101,402	116,720
Sold (1)	35,405	38,573	103,089	114,188
Revenue
Gold ($/ounce)	1,200	1,283	1,271	1,276
Average realized price (3):
Gold ($/ounce)	1,200	1,283	1,271	1,276
Operating expenses per gold ounce sold ($/ounce) (4)	826	750	830	717
Total cash costs per gold ounce sold ($/ounce) (3)	826	750	830	717
All-in sustaining costs per gold ounce sold ($/ounce) (3)	927	866	886	809

FINANCIAL INFORMATION
Revenue	42.8	49.5	131.0	145.7
Operating margin(3)	13.2	20.6	45.4	63.9
Revenue less cost of goods sold	1.3	6.9	10.0	22.7
Capital expenditures (sustaining capital)(3)	2.8	4.0	3.5	8.9
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

For the three and nine months ended September 30, 2018, gold production was lower than the prior-year periods due to timing of ounces from the pad as higher recoverable ounces were mined and placed in the quarter compared to the third quarter of 2017.

35

Revenue

For the three and nine months ended September 30, 2018, revenue decreased compared with the prior-year periods due to lower gold sales volumes and a lower realized gold price.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2018, the decrease in revenue less cost of goods sold was primarily driven by a decrease in gold revenue and higher operating expenses compared to the prior-periods.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

As Mesquite has been classified as a discontinued operation and is presented separately on the condensed consolidated income statement for the three and nine months ended September 30, 2018, the asset’s operating expenses per ounce of gold sold is no longer disclosed.

For the three and nine months ended September 30, 2018, all-in sustaining costs increased compared to the prior-year periods. All-in sustaining costs per ounce for the three months ended September 30, 2018, were impacted by the lower gold sales volume, partially offset by a $0.9 million decrease in sustaining costs. For the nine months ended September 30, 2018, all-in sustaining costs per ounce increased due to an increase in operating costs and lower gold sales volume, partially offset by a $4.8 million decrease in sustaining capital expenditures.

Capital expenditures

For the three and nine months ended September 30, 2018, the decrease in sustaining capital expenditures was due to an increase in the threshold for capitalizing mobile fleet components when compared with the prior-year period.

36

DEVELOPMENT AND EXPLORATION REVIEW

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the three months ended September 30, 2018:

•	The Provincial and Federal environmental assessment (“EA”) technical review stage continued, with the Company working through the remaining requests for information received in the quarter and now anticipates approval of the Blackwater EA in 2019.
•	Advanced discussions with key First Nations on Participation Agreements.
•	Advanced project trade-off studies.

Trade-off studies for Blackwater are currently underway that will consider multiple scenarios designed to optimize and enhance the project’s economics to potentially unlock additional value for this asset by reducing the project strip ratio, maximizing the feed grade and lowering both development capital and operating costs. Aspects of the project being evaluated include the scale of the operation, water management and flowsheet configurations. The project trade-off studies are expected to be completed in the first half of 2019.

Project costs

For the three month ended September 30, 2018, capital expenditures totalled $1.7 million, compared to $4.9 million in the prior-year period. Expenditures in the current period related to continued advancement of the EA process, including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on Participation Agreements.

37

New Afton C-zone, British Columbia, Canada

The C-zone is the down-plunge extension of the B-zone block cave currently being mined at New Afton. In early 2016, New Gold completed a feasibility study, which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone Mineral Reserves which have demonstrated economic viability at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work completed in 2016 included additional exploration drilling, mine optimizations and planning reviews, and development of a Project Implementation Plan. The detailed results from the feasibility study can be found in the Company’s MD&A for the year ended December 31, 2015.

Project update and costs

During the nine months ended September 30, 2018, work on the C-zone focused on tailings management and stabilization optimization, geotechnical modelling optimization and trade-off studies related to alternative development methods. Studies on the use of thickened and amended tailings continued to be advanced to feasibility level with the Afton Pit, being considered as the primary tailings deposition location. Placement onto the Historic Afton tailings storage facility (“TSF”) was also advanced to feasibility level as a back-up. The tailings stabilization trial on the New Afton TSF also continues placement of the base pad to support wick drain and pre-load installation.

Work began on an underground program to evaluate in-situ stress states at depth. This work will continue into the fourth quarter and be used to further refine the C-zone’s geotechnical modelling, by conducting down-hole stress measurements at depth. The study on alternative development technology has been completed, suggesting that traditional drill and blast methods are recommended due to the relatively short decline lengths and the fact that twin declines are being proposed.

For the nine months ended September 30, 2018 project capital expenditures totalled $2.1 million.

.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at September 30		As at December 31
(in millions of U.S. dollars)	2018	2017
balance sheet information
Cash and cash equivalents	129.0	216.2
Other current assets	165.4	238.8
Non-current assets	2,709.7	3,453.3
Assets held for sale	206.2	109.0
Total assets	3,210.3	4,017.3

Current liabilities	138.7	181.2
Non-current liabilities excluding long-term debt	417.5	626.1
Long-term debt	939.8	1,007.7
Liabilities held for sale	36.0	62.8
Total liabilities	1,532.0	1,877.8
Total equity	1,678.3	2,139.5
Total liabilities and equity	3,210.3	4,017.3

Assets

Cash and cash equivalents

The decrease in cash and cash equivalents was primarily driven by the repayment of $70 million under the Credit Facility, as cash generated from operating activities and the net proceeds from the sale of Peak Mines were offset by capital expenditures and interest paid.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and derivative assets. Other current assets decreased when compared with the prior period with a decrease in heap leach ore inventories as result of current and non-current heap leach inventories at Mesquite being included in assets held for sale as at September 30, 2018 and an inventory write-down at Cerro San Pedro which was only partially offset by an increase in trade and other receivables.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment, and long-term inventory. The decrease in non-current assets were primarily driven by the impairment loss at Rainy River.

Assets held for sale

Assets held for sale has been discussed in detail under the “Discontinued Operations” section of this MD&A.

Liabilities

Current liabilities

Current liabilities consists of trade and other payables and current income tax payable. Current liabilities decreased compared to the prior-year period as a result of a reduction in trade payables and accruals related to the payment of capital development working capital at Rainy River which was outstanding as at December 31, 2017 and current liabilities at Mesquite being included in liabilities held for sale as at September 30, 2018. In addition, the Company’s copper price option contracts were in an asset position of $2.9 million as at September 30, 2018, compared to a liability position of $4.1 million at December 31, 2017.

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Non-current liabilities excluding long-term debt

Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, the gold stream obligation and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at September 30, 2018 was $96.3 million, and was lower than the balance at December 31, 2017 of $121.5 million, primarily due to the reclassification of Mesquite’s reclamation and closure cost obligations to liabilities held for sale.

The net deferred income tax liability decreased from $78.7 million as at December 31, 2017, to $15.4 million at September 30, 2018. The decrease was mainly driven by the impact of asset impairment at Rainy River, derecognition of deferred tax assets related to investment tax credits in Canada and foreign exchange movements on the deferred tax related to non-monetary asset and liabilities which was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

Long-term debt and other financial liabilities containing financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving Credit Facility.

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). The Company has designated the gold stream obligation as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with the changes in fair value reflected in the consolidated income statements and the consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments, (“Adjusted EBITDA”)) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0: 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. Gold and silver ounces will be delivered to Royal Gold, in accordance with a streaming agreement, and will be accounted for as financing activities in the Company’s cash flow statement.

In 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at September 30, 2018, the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year.

In 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”). As at September 30, 2018, the face value was $300.0 million. The 2025 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year.

The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

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The Company has a $400.0 million revolving Credit Facility with a maturity date in August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, Adjusted EBITDA to interest, and the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), both of which are measured on a rolling four-quarter basis at the end of every quarter.

Significant financial covenants are as follows:

		Three months ended September 30	Twelve months ended December 31
	Financial covenant	2018	2017
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.4 : 1	4.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<3.5 : 1	3.3 : 1	3.1 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s Leverage Ratio and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 3.25% over LIBOR as at September 30, 2018 (December 31, 2017 - 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.73% as at September 30, 2018 (December 31, 2017 - 0.73%).

During the nine months ended September 30, 2018, the Company repaid $70.0 million under the Credit Facility, reducing the outstanding amount as at September 30, 2018 to $160.0 million. As at September 30, 2018, letters of credit amounting to $115.9 million have been issued through the Credit Facility (December 31, 2017 - $138.8 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

Liquidity and Cash Flow

As at September 30, 2018, the Company had cash and cash equivalents of $129.0 million compared to $216.2 million at December 31, 2017. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

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The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 2018		Nine months ended September 30

(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
CASH FLOW INFORMATION
Cash generated from operations	43.2	54.8	135.2	138.8
Cash used by investing activities (capital expenditures and other)	-56.2	-146.3	-173.7	-459.8
Cash generated from investing activities (sale of Peak Mines, El Morro stream and other assets)	0.1	-	42.7	65.3
Cash (used in) generated from financing activities	-28.9	97.5	-118.4	219.8
Effect of exchange rate changes on cash and cash equivalents	0.6	2.8	-0.1	3
Cash flows related to discontinued operations	2.8	-0.5	27.1	54.1
Change in cash and cash equivalents	-38.4	8.3	-87.2	21.2

Operations

For the nine months ended September 30, 2018, the decrease in cash generated from operations was primarily due to the prior-year period including the receipt of an outstanding concentrate receivable of $21.2 million and the current period increase in working capital associated with the increase in stockpile inventory at Rainy River, partially offset by an increase in operating margin and a decrease in exploration and business development, and corporate general and administrative expenses.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was $173.7 million for the nine months ended September 30, 2018 compared to $459.8 million in the prior-year period. In the prior-year period, investing activities primarily focused on project advancement at Rainy River, which reached commercial production in the fourth quarter of 2017.

During the nine months ended September 30, 2018, the Company received $42.4 million of net proceeds from the sale of Peak Mines which was completed in early April 2018. Total proceeds amounted to $45.4 million of which $3.0 million was received in the fourth quarter of 2017.

The following table summarizes the capital expenditures (mining interests per the unaudited condensed consolidated statements of cash flows) for the three months ended September 30, 2018 and 2017:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2018	2017	2018	2017
CAPital EXpenditures by site
Rainy River	44.2	129.6	138.9	416.0
New Afton	10.4	12.0	29.8	33.6
Cerro San Pedro	-	-	-	0.7
Blackwater	1.7	4.9	5.7	8.9
Corporate	0.1	0.1	0.1	0.4
Capital expenditures from continuing operations	56.4	146.6	174.5	459.6
Peak Mines	-	7.7	8.7	21.6
Mesquite	2.8	4.0	3.5	8.9
Total capital expenditures	59.2	158.3	186.7	490.1

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Financing Activities

Cash used in financing activities was primarily related to interest paid on long-term debt and the repayment of $70.0 million under the Credit Facility.

The Company’s September 30, 2018 cash balance of $129.0 million, together with the $124.1 million available for drawdown under the Credit Facility at September 30, 2018 provided the Company with approximately $253 million of liquidity, in addition to net cash the Company’s operating mines are expected to generate.

New Gold’s $400.0 million Credit Facility is currently secured by New Afton and Mesquite. Upon closure of the Mesquite sale and the receipt of the anticipated proceeds, Rainy River will be added as security to replace Mesquite in order to maintain the facility at $400.0 million and extend by one year to August 2021. Until the Rainy River security is perfected, which is expected to occur by early 2019 (assuming the sale closes in the coming weeks), the Credit Facility will be limited to a maximum draw of $225.0 million. The Company expects to direct approximately $60 million of the Mesquite sale proceeds to reduce the outstanding balance on the Credit Facility, and intends to retain approximately $100 million of the proceeds in cash.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in October 2017, the Company entered into copper price option contracts for 2018 production by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,700 tonnes (approximately 60 million pounds) of copper production during 2018.

The Company has outstanding notes in the principal amount of $500.0 million maturing in 2022 and $300.0 million maturing in 2025. The Company also has $160.0 million outstanding under the Credit Facility, excluding letters of credit. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company will be able to repay indebtedness from a combination of internally generated cash flow, refinancing activities and other corporate actions.

Taking into consideration the Company’s current cash position, equity market and foreign exchange rate volatility, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its business strategy, while continuing production at its current operations.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2018, these commitments totalled $61.4 million, $61.0 million of which is expected to fall due over the next twelve months. This compares to commitments of $51.4 million as at December 31, 2017, $48.5 million of which is expected to fall due over the following twelve year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at September 30		As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2018 Total	2017 Total
CONTRACTUAL OBLIGATIONS
Long-term debt	-	160.0	500.0	300.0	960.0	1,030.0
Interest payable on long-term debt	48.8	100.8	73.4	31.1	254.1	292.9
Lease commitments	10.9	8.0	5.9	2.6	27.4	10.3
Capital expenditure commitments	55.3	0.3	0.1	-	55.7	51.4
Reclamation and closure cost obligations	2.7	12.1	8.1	113.4	136.3	187.1
Gold stream obligation	17.8	56.0	50.7	147.3	271.8	290.5
Total contractual obligations	135.5	337.2	638.2	594.4	1,705.3	1,862.2

Related Party Transactions

The Company did not enter into any related party transactions during the three and nine months ended September 30, 2018.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at October 24, 2018, there were 578,748,338 common shares of the Company outstanding. The Company had 9,838,483 stock options outstanding under its share option plan, exercisable for up to 9,838,483 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River and Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

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All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	49.3	32.1	1.2	82.6
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	76,653	20.5	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	644	1.57	7.64
Operating expenses(1)	49.3	32.1	1.2	82.6
Treatment and refining charges on concentrate sales	2.0	5.4	0.1	7.5
Adjustments(2)	(5.7)	(3.7)	-	(9.4)
Total cash costs from continuing operations	45.6	33.8	1.3	80.7
By-product silver and copper sales from continuing operations				(62.4)
Total cash costs net of by-product revenue from continuing operations				18.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	76,653	20.5	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	596	1.65	7.37
Total cash costs per gold ounce sold from continuing operations ($/ounce)				239
Total co-product cash costs from continuing operations	45.6	33.8	1.3
Total cash costs net of by-product revenue from continuing operations				18.3
Sustaining capital expenditures(4)	31.2	20.3	0.8	52.3
Sustaining exploration - expensed	0.3	0.2	-	0.5
Corporate G&A including share-based compensation(5)	1.5	1.0	-	2.5
Reclamation expenses	1.0	0.7	-	1.7
Total co-product all-in sustaining costs from continuing operations	79.6	56.0	2.1
Total all-in sustaining costs net of by-product revenue from continuing operations				75.4
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	1,041	2.73	12.64
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				984
Total co-product all-in sustaining costs (6)	113.5	55.1	2.0
Total all-in sustaining costs net of by-product revenue (6)				108.2
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	1,013	2.69	12.43
All-in sustaining costs per gold ounce sold ($/ounce) (4)				966
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include the non-cash heap leach inventory write-down associated with discontinuing the addition of cyanide to the heap leach pad at Cerro San Pedro and social closure costs incurred at Cerro San Pedro included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2018.

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Nine months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	144.5	100.5	4.5	249.5
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	213,581	61.4	0.5
Operating expenses per unit of metal sold ($/ounce or pound)	677	1.64	8.43
Operating expenses(1)	144.5	100.5	4.5	249.5
Treatment and refining charges on concentrate sales	6.2	16.6	0.3	23.1
Adjustments(2)	(5.9)	(4.1)	(0.2)	(10.2)
Total cash costs from continuing operations	144.5	113.0	4.6	262.4
By-product silver and copper sales from continuing operations				(197.7)
Total cash costs net of by-product revenue from continuing operations				64.7
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	213,581	61.4	0.5
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	683	1.84	8.67
Total cash costs per gold ounce sold from continuing operations ($/ounce)				303
Total co-product cash costs from continuing operations	144.9	113.0	4.6
Total cash costs net of by-product revenue from continuing operations				64.7
Sustaining capital expenditures(4)	83.3	57.9	2.6	143.8
Sustaining exploration - expensed	0.9	0.6	-	1.5
Corporate G&A including share-based compensation(5)	7.9	5.5	0.2	13.6
Reclamation expenses	2.6	1.8	0.1	4.5
Total co-product all-in sustaining costs from continuing operations	239.6	178.8	7.5
Total all-in sustaining costs net of by-product revenue from continuing operations				228.1
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	1,122	2.91	14.19
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				1,069
Total co-product all-in sustaining costs (6)	357.5	183.6	8.0
Total all-in sustaining costs net of by-product revenue (6)				332.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	1,057	2.78	13.60
All-in sustaining costs per gold ounce sold ($/ounce) (4)				984
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include the non-cash heap leach inventory write-down associated with discontinuing the addition of cyanide to the heap leach pad at Cerro San Pedro and social closure costs incurred at Cerro San Pedro included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2018.

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Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	15.0	24.9	1.5	41.4
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	28,479	21.8	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	527	1.14	6.79
Operating expenses(1)	15.0	24.9	1.5	41.4
Treatment and refining charges on concentrate sales	2.4	5.4	0.1	7.9
Adjustments(2)	(0.1)	(0.2)	-	(0.3)
Total cash costs	17.5	30.1	1.6	49.0
By-product silver and copper sales from continuing operations				(64.3)
Total cash costs net of by-product revenue from continuing operations				(15.3)
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	28,479	21.8	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	610	1.40	7.20
Total cash costs per gold ounce sold from continuing operations ($/ounce)				(535)
Total co-product cash costs from continuing operations	17.5	30.1	1.6
Total cash costs net of by-product revenue from continuing operations				(15.3)
Sustaining capital expenditures(4)	4.2	7.0	0.4	11.6
Sustaining exploration - expensed	0.4	0.6	-	1.0
Corporate G&A including share-based compensation(5)	3.0	5.0	0.3	8.3
Reclamation expenses	0.6	1.0	0.1	1.7
Total co-product all-in sustaining costs from continuing operations	25.7	43.7	2.40
Total all-in sustaining costs net of by-product revenue from continuing operations				7.5
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	898	2.00	11.20
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				264
Total co-product all-in sustaining costs (6)	78.1	56.7	3.3
Total all-in sustaining costs net of by-product revenue (6)				63.3
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	977	2.31	12.88
All-in sustaining costs per gold ounce sold ($/ounce) (4)				792
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite and Peak Mines, which have been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.

49

Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	47.2	70.3	4.7	122.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	86,484	62.5	0.7
Operating expenses per unit of metal sold ($/ounce or pound)	546	1.10	7.10
Operating expenses(1)	47.2	70.3	4.7	122.2
Treatment and refining charges on concentrate sales	7.1	14.9	0.3	22.3
Adjustments(2)	(0.4)	(0.5)	-	(0.9)
Total cash costs	53.9	84.7	5.0	143.6
By-product silver and copper sales from continuing operations				(176.3)
Total cash costs net of by-product revenue from continuing operations				(32.7)
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	86,484	62.5	0.7
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	625	1.40	7.50
Total cash costs per gold ounce sold from continuing operations ($/ounce)				(378)
Total co-product cash costs from continuing operations	53.9	84.7	5.0
Total cash costs net of by-product revenue from continuing operations				(32.7)
Sustaining capital expenditures(4)	12.2	18.3	1.2	31.7
Sustaining exploration - expensed	0.6	0.9	0.1	1.6
Corporate G&A including share-based compensation(5)	9.8	14.6	1.0	25.4
Reclamation expenses	1.9	2.8	0.2	4.9
Total co-product all-in sustaining costs from continuing operations	78.4	121.3	7.5
Total all-in sustaining costs net of by-product revenue from continuing operations				30.9
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	907	1.90	11.50
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				358
Total co-product all-in sustaining costs (6)	240.4	146.4	9.4
Total all-in sustaining costs net of by-product revenue (6)				188.2
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	902	2.04	12.19
All-in sustaining costs per gold ounce sold ($/ounce) (4)				706

1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite and Peak Mines, which have been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.

50

Three months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
RAINY RIVER OPEX, cash costs and AISC reconciliation
Operating expenses(1)	42.5	0.6	43.1
Units of metal sold (ounces/millions of ounces)	55,968	0.1
Operating expenses per unit of metal sold ($/ounce)	760	9.40
Operating expenses(1)	42.5	0.6	43.1
By-product silver sales			(0.9)
Total cash costs net of by-product revenue			42.2
Units of metal sold (ounces/millions of ounces)	55,968	0.1
Total cash costs on a co-product basis(2) ($/ounce)	760	9.40
Total cash costs per gold ounce sold ($/ounce)			754
Total co-product cash costs	42.5	0.6
Total cash costs net of by-product revenue			42.2
Sustaining capital expenditures(3)	42.6	0.6	43.2
Sustaining exploration expense	-	-	-
Reclamation expenses	1.1	-	1.1
Total co-product all-in sustaining costs	86.3	1.2
Total all-in sustaining costs net of by-product revenue			86.5
All-in sustaining costs on a co-product basis(2) ($/ounce)	1,541	19.07
All-in sustaining costs per gold ounce sold ($/ounce)			1,546

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Rainy River Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

51

Nine months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
RAINY RIVER OPEX, cash costs and AISC reconciliation
Operating expenses(1)	134.6	2.0	136.6
Units of metal sold (ounces/millions of ounces)	148,680	0.2
Operating expenses per unit of metal sold ($/ounce)	905	11.41
Operating expenses(1)	134.6	2.0	136.6
By-product silver sales			(2.8)
Total cash costs net of by-product revenue	134.6	2.0	133.8
Units of metal sold (ounces/millions of ounces)	148,680	0.2
Total cash costs on a co-product basis(2) ($/ounce)	905	11.41
Total cash costs per gold ounce sold ($/ounce)			900
Total co-product cash costs	134.6	2.0
Total cash costs net of by-product revenue			133.8
Sustaining capital expenditures(3)	114.6	1.7	116.3
Sustaining exploration expense	0.4	-	0.4
Reclamation expenses	2.4	-	2.4
Total co-product all-in sustaining costs	251.9	3.8
Total all-in sustaining costs net of by-product revenue			252.8
All-in sustaining costs on a co-product basis(2) ($/ounce)	1,694	21.35
All-in sustaining costs per gold ounce sold ($/ounce)			1,700
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Rainy River Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

52

Three months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	6.5	17.2	0.3	23.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,883	20.5	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	342	0.84	3.90
Operating expenses	6.5	17.2	0.3	23.9
Treatment and refining charges on concentrate sales	2.0	5.4	0.1	7.5
Total cash costs	8.5	22.6	0.4	31.5
By-product silver and copper sales				(61.2)
Total cash costs net of by-product revenue				(29.7)
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,883	20.5	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	450	1.10	5.1
Total cash costs per gold ounce sold ($/ounce)				(1,570)
Total co-product cash costs	8.5	22.6	0.4
Total cash costs net of by-product revenue				(29.7)
Sustaining capital expenditures(3)	2.5	6.6	0.1	9.2
Sustaining exploration expense	-	0.1	-	0.1
Reclamation expenses	0.1	0.2	0.1	0.4
Total co-product all-in sustaining costs	11.1	29.5	0.5
Total all-in sustaining costs net of by-product revenue				(20.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	588	1.44	6.70
All-in sustaining costs per gold ounce sold ($/ounce)				(1,057)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

53

Nine months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	21.4	57.3	1.1	79.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	55,313	61.4	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	387	0.94	4.69
Operating expenses	21.4	57.3	1.1	79.8
Treatment and refining charges on concentrate sales	6.2	16.5	0.3	23.0
Total cash costs	27.6	73.8	1.4	102.8
By-product silver and copper sales				(192.8)
Total cash costs net of by-product revenue				(89.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	55,313	61.4	0.2
Total cash costs on a co-product basis(2) ($/ounce or pound)	498	1.21	6.04
Total cash costs per gold ounce sold ($/ounce)				(1,625)
Total co-product cash costs	27.6	73.8	1.4
Total cash costs net of by-product revenue				(89.9)
Sustaining capital expenditures(3)	7.4	19.7	0.4	27.5
Sustaining exploration expense	0.1	0.3	-	0.4
Reclamation expenses	0.4	1.0	-	1.4
Total co-product all-in sustaining costs	35.4	94.8	1.8
Total all-in sustaining costs net of by-product revenue				(60.6)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	640	1.55	7.76
All-in sustaining costs per gold ounce sold ($/ounce)				(1,097)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

54

Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	8.4	19.1	0.5	28.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,646	21.8	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	407	0.88	5.09
Operating expenses	8.4	19.1	0.5	28.0
Treatment and refining charges on concentrate sales	2.4	5.4	0.1	7.9
Total cash costs	10.8	24.5	0.6	35.9
By-product silver and copper sales				(61.9)
Total cash costs net of by-product revenue				(26.0)
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,646	21.8	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	524	1.13	6.54
Total cash costs per gold ounce sold ($/ounce)				(1,258)
Total co-product cash costs	10.8	24.5	0.6
Total cash costs net of by-product revenue				(26.0)
Sustaining capital expenditures(3)	3.5	7.8	0.2	11.5
Sustaining exploration expense	0.1	0.6	-	0.7
Reclamation expenses	0.1	0.3	-	0.4
Total co-product all-in sustaining costs	14.5	33.2	0.8
Total all-in sustaining costs net of by-product revenue				(13.3)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	709	1.53	8.86
All-in sustaining costs per gold ounce sold ($/ounce)				(643)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

55

Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	26.2	55.0	1.2	82.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	60,935	62.5	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	430	0.88	5.69
Operating expenses	26.2	55.0	1.2	82.4
Treatment and refining charges on concentrate sales	7.1	14.8	0.3	22.2
Total cash costs	33.3	69.8	1.5	104.6
By-product silver and copper sales				(168.5)
Total cash costs net of by-product revenue				(63.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	60,935	62.5	0.2
Total cash costs on a co-product basis(2) ($/ounce or pound)	546	1.12	7.23
Total cash costs per gold ounce sold ($/ounce)				(1,048)
Total co-product cash costs	33.3	69.8	1.5
Total cash costs net of by-product revenue				(63.9)
Sustaining capital expenditures(3)	9.8	20.5	0.4	30.7
Sustaining exploration expense	0.3	0.8	-	1.1
Reclamation expenses	0.4	0.8	-	1.2
Total co-product all-in sustaining costs	43.8	91.9	1.9
Total all-in sustaining costs net of by-product revenue				(30.8)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	718	1.47	9.52
All-in sustaining costs per gold ounce sold ($/ounce)				(505)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

56

Three months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	13.9	1.7	15.6
Units of metal sold (ounces/millions of ounces)	1,802	0.1
Operating expenses per unit of metal sold ($/ounce)	7,715	95.81
Operating expenses(1)	13.9	1.7	15.6
Adjustments(2)	(8.5)	(1.0)	(9.5)
Total cash costs	5.4	0.7	6.1
By-product silver sales			(0.3)
Total cash costs net of by-product revenue			5.8
Units of metal sold (ounces/millions of ounces)	1,802	0.1
Total cash costs on a co-product basis(3) ($/ounce)	2,984	37.05
Total cash costs per gold ounce sold ($/ounce)			3,199
Total co-product cash costs	5.4	0.7
Total cash costs net of by-product revenue			5.8
Reclamation expenses	0.1	-	0.1
Total co-product all-in sustaining costs	5.5	0.7
Total all-in sustaining costs net of by-product revenue			5.9
All-in sustaining costs on a co-product basis(3) ($/ounce)	3,062	38.02
All-in sustaining costs per gold ounce sold ($/ounce)			3,287
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include the non-cash heap leach inventory write-down associated with discontinuing the addition of cyanide to the heap leach pad at Cerro San Pedro and social closure costs incurred at Cerro San Pedro included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

57

Nine months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	28.3	4.8	33.1
Units of metal sold (ounces/millions of ounces)	9,587	0.1
Operating expenses per unit of metal sold ($/ounce)	2,950	37.31
Operating expenses(1)	28.3	4.8	33.1
Adjustments(2)	(8.7)	(1.5)	(10.2)
Total cash costs	19.6	3.3	22.9
By-product silver sales			(2.1)
Total cash costs net of by-product revenue			20.8
Units of metal sold (ounces/millions of ounces)	9,587	0.1
Total cash costs on a co-product basis(3) ($/ounce)	2,048	25.90
Total cash costs per gold ounce sold ($/ounce)			2,176
Total co-product cash costs	19.6	3.3
Total cash costs net of by-product revenue			20.8
Reclamation expenses	0.7	0.1	0.8
Total co-product all-in sustaining costs	20.3	3.4
Total all-in sustaining costs net of by-product revenue			21.6
All-in sustaining costs on a co-product basis(3) ($/ounce)	2,119	26.79
All-in sustaining costs per gold ounce sold ($/ounce)			2,258

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include the non-cash heap leach inventory write-down associated with discontinuing the addition of cyanide to the heap leach pad at Cerro San Pedro and social closure costs incurred at Cerro San Pedro included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

58

Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	11.0	2.6	13.6
Units of metal sold (ounces/millions of ounces)	7,833	0.1
Operating expenses per unit of metal sold ($/ounce)	1,388	18.10
Operating expenses(1)	11.0	2.6	13.6
Adjustments(2)	(0.3)	(0.1)	(0.4)
Total cash costs	10.7	2.5	13.2
By-product silver sales			(2.4)
Total cash costs net of by-product revenue			10.8
Units of metal sold (ounces/millions of ounces)	7,833	0.1
Total cash costs on a co-product basis(3) ($/ounce)	1,354	17.65
Total cash costs per gold ounce sold ($/ounce)			1,370
Total co-product cash costs	10.7	2.5
Total cash costs net of by-product revenue			10.8
Reclamation expenses	1.0	0.2	1.2
Total co-product all-in sustaining costs	11.7	2.7
Total all-in sustaining costs net of by-product revenue			12.1
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,484	19.35
All-in sustaining costs per gold ounce sold ($/ounce)			1,532

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

59

Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	32.2	7.6	39.8
Units of metal sold (ounces/millions of ounces)	25,549	0.5
Operating expenses per unit of metal sold ($/ounce)	1,260	16.86
Operating expenses(1)	32.2	7.6	39.8
Adjustments(2)	(0.7)	(0.2)	(0.9)
Total cash costs	31.5	7.5	39.0
By-product silver sales			(7.8)
Total cash costs net of by-product revenue			31.2
Units of metal sold (ounces/millions of ounces)	25,549	0.5
Total cash costs on a co-product basis(3) ($/ounce)	1,230	16.47
Total cash costs per gold ounce sold ($/ounce)			1,219
Total co-product cash costs	31.5	7.5
Total cash costs net of by-product revenue			31.2
Sustaining capital expenditures(4)	0.6	0.1	0.7
Reclamation expenses	2.9	0.7	3.6
Total co-product all-in sustaining costs	35.0	8.3
Total all-in sustaining costs net of by-product revenue			35.6
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,367	18.31
All-in sustaining costs per gold ounce sold ($/ounce)			1,389
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

60

		Three months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses from discontinued operations	29.3	28.9
Gold ounces sold	35,405	38,573
Operating expenses per gold ounce sold	827	749
Operating expenses	29.3	28.9
Gold ounces sold	35,405	38,573
Total cash costs per gold ounce sold ($/ounce)	826	750
Total cash costs	29.3	28.9
Sustaining capital expenditures	2.8	4.0
Reclamation expenses	0.8	0.5
Total all-in sustaining costs	32.9	33.4
All-in sustaining costs per gold ounce sold ($/ounce)	927	866

		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses from discontinued operations	85.6	81.8
Gold ounces sold	103,089	114,188
Operating expenses per gold ounce sold	830	717
Operating expenses	85.6	81.8
Gold ounces sold	103,089	114,188
Total cash costs per gold ounce sold ($/ounce)	830	717
Total cash costs	85.6	81.8
Sustaining capital expenditures	3.5	8.9
Reclamation expenses	2.2	1.6
Total all-in sustaining costs	91.3	92.3
All-in sustaining costs per gold ounce sold ($/ounce)	886	809

61

Sustaining Capital Expenditures Reconciliation Tables

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
Total sustaining capital expenditureS
Mining interests per statement of cash flows	56.4	146.6
New Afton growth capital expenditures(1)	(1.2)	(0.5)
Rainy River growth capital expenditures	(1.1)	(129.5)
Blackwater growth capital expenditures	(1.7)	(4.9)
Sustaining capital expenditures from continuing operations	52.4	11.6
Sustaining capital from discontinued operations	2.8	11.1
Total sustaining capital expenditures	55.2	22.7

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current period is primarily related to the payment of working capital for project development (pre-commercial production) and in the prior-year period related to project development (pre-commercial production).

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
Total sustaining capital expenditureS
Mining interests per statement of cash flows	174.5	459.6
New Afton growth capital expenditures(1)	(2.3)	(2.6)
Rainy River growth capital expenditures	(22.4)	(416.0)
Blackwater growth capital expenditures	(5.7)	(8.9)
Sustaining capital expenditures from continuing operations	144.1	31.7
Sustaining capital from discontinued operations	12.2	28.9
Total sustaining capital expenditures	156.3	60.6
1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current period is primarily related to the payment of working capital for project development and in the prior-year period related to project development.

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
RAINY RIVER sustaining capital expenditureS
Capital expenditure per segmented information	44.2	129.5
Rainy River growth capital expenditures(1)	(1.1)	(129.5)
Rainy River sustaining capital expenditures	43.1	-
1.	Growth capital expenditures at Rainy River in the current period is primarily related to the payment of working capital for project development (pre-commercial production) and in the prior-year period related to project development.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
RAINY RIVER sustaining capital expenditureS
Capital expenditure per segmented information	138.9	416.0
Rainy River growth capital expenditures(1)	(22.4)	(416.0)
Rainy River sustaining capital expenditures	116.5	-
1.	Growth capital expenditures at Rainy River in the current period is primarily related to the payment of working capital for project development (pre-commercial production) and in the prior-year period related to project development.

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	10.4	12.0
New Afton growth capital expenditures(1)	(1.2)	(0.5)
New Afton sustaining capital expenditures	9.2	11.5
1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	29.8	33.6
New Afton growth capital expenditures(1)	(2.3)	(2.6)
New Afton sustaining capital expenditures	27.5	31.0
1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone.

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Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share

“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
•	Certain non-recurring items.

Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; and the gold and copper option contracts and copper forward contracts; foreign exchange gain or loss and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

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	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
adjusted earnings FROM CONTINUING OPERATIONS reconciliation
Earnings before taxes from continuing operations	-	31.7
Other (gains) losses (1)	(14.3)	(25.2)
Asset impairment	-	-
Gain on modification of long-term debt	-	(3.3)
Inventory impairment	10.5	-
Adjusted net (loss) earnings before taxes from continuing operations	(3.8)	3.2
Income tax (expense)	(1.6)	(5.0)
Income tax adjustments	0.8	4.4
Adjusted income tax recovery	(0.8)	(0.6)
Adjusted net (loss) earnings from continuing operations	(4.6)	2.6
Adjusted (loss) earnings from continuing operations per share (basic and diluted)	(0.01)	0.00
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017
adjusted earnings FROM CONTINUING OPERATIONS reconciliation
(Loss) earnings before taxes from continuing operations	(432.3)	75.1
Other (gains) losses (1)	(3.8)	(70.8)
Asset impairment	383.7	-
Corporate restructuring	2.3	-
Gain on modification of long-term debt	-	(3.3)
Inventory impairment	10.5	-
Adjusted net (loss) earnings before taxes from continuing operations	(39.6)	1.0
Income tax recovery (expense)	89.2	(6.2)
Income tax adjustments	(82.9)	5.1
Adjusted income tax recovery	6.3	(1.1)
Adjusted net (loss) earnings from continuing operations	(33.3)	(0.1)
Adjusted (loss) earnings from continuing operations per share (basic and diluted)	(0.06)	(0.00)

1. Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

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Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2018	2017	2018	2017
cash reconciliation
Cash generated from continuing operations	43.2	54.8	135.2	138.8
Add back (deduct): Change in non-cash operating working capital from continuing operations	26.5	(9.2)	54.6	(24.5)
Cash generated from continuing operations before changes in non-cash operating working capital	69.7	45.6	189.8	114.3
Cash generated from discontinued operations(1)	7.9	11.2	46.9	84.6
Add back: Change in non-cash operating working capital from discontinued operations(1)	4.9	3.8	20.4	7.4
Cash generated from operations before changes in non-cash operating working capital	82.5	60.6	257.1	206.3
1.	Please refer to Note 13 of the Company’s unaudited condensed interim financial statements for a breakdown of the earnings (loss) from Mesquite and Peak Mines, which were classified as discontinued operations in the third quarter of 2018.

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Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2018	2017	2018	2017
TOTAL OPERATING MARGIN
Revenue	147.1	93	447.1	265.2
Less: Operating expenses	82.6	41.4	249.5	122.2
Total operating margin	64.5	51.6	197.6	143

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2018	2017	2018	2017
RAINY RIVER OPERATING MARGIN
Revenue	68.6	-	192.2	-
Less: Operating expenses	43.1	-	136.6	-
Rainy River operating margin	25.5	-	55.6	-

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2018	2017	2018	2017
New Afton OPERATING MARGIN
Revenue	76.3	80.4	240.4	224.7
Less: Operating expenses	23.9	28.0	79.8	82.4
New Afton operating margin	52.4	52.4	160.6	142.3

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2018	2017	2018	2017
CERRO San Pedro OPERATING MARGIN
Revenue	2.2	12.6	14.5	40.5
Less: Operating expenses	15.6	13.4	33.1	39.8
Cerro San Pedro operating margin	-13.4	-0.8	-18.6	0.7

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2018	2017	2018	2017
Mesquite OPERATING MARGIN
Revenue(1)	42.5	49.5	131	145.7
Less: Operating expenses	29.3	28.9	85.6	81.8
Mesquite operating margin	13.2	20.6	45.4	63.9
1.	Please refer to Note 13 of the Company’s unaudited condensed interim financial statements for a detailed breakdown of the earnings from Mesquite, which has been classified as a discontinued operation in the third quarter of 2018.

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Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Total AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	90.5	34	266.3	103.8
Treatment and refining charges on gold concentrate sales	2	2.4	6.2	7.1
Gross revenue from gold sales	92.5	36.4	272.5	110.9
Gold ounces sold	76,653	28,479	213,581	86,484
Total average realized price per gold ounce sold ($/ounce)	1,205	1,290	1,275	1,285

	Three months ended September 30		Nine months ended September 30

(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	67.7	-	189.4	-
Gold ounces sold	55,968	-	148,680	-
Rainy River average realized price per gold ounce sold ($/ounce)	1,209	-	1,274	-

	Three months ended September 30		Nine months ended September 30

(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	20.6	24	64.5	71.2
Treatment and refining charges on gold concentrate sales	2.0	2.4	6.2	7.1
Gross revenue from gold sales	22.6	26.4	70.7	78.3
Gold ounces sold	18,883	20,646	55,313	60,935
New Afton average realized price per gold ounce sold ($/ounce)	1,194	1,292	1,276	1,288

	Three months ended September 30		Nine months ended September 30

(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	1.9	10	12.4	32.6
Gold ounces sold	1,802	7,833	9,587	25,549
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,211	1,285	1,296	1,278

	Three months ended September 30		Nine months ended September 30

(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales(1)	42.5	49.5	131	145.7
Gold ounces sold	35,405	38,573	103,089	114,188
Mesquite average realized price per gold ounce sold ($/ounce)	1,200	1,283	1,271	1,276
1.	Please refer to Note 13 of the Company’s unaudited condensed interim financial statements for a detailed breakdown of the earnings (loss) from Mesquite, which has been classified as a discontinued operation in the third quarter of 2018.

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2017, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the year ended December 31, 2017, except as noted below:

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the period ended September 30, 2018, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,178 to $1,262 per ounce, and by copper prices in the range of $2.64 to $2.99 per pound. Low metal prices could cause continued developments of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at September 30, 2018, working capital includes unpriced gold and copper concentrate receivables totalling 2,204 ounces of gold and 1.2 million pounds of copper not offset by copper swap contracts. The Company’s exposure to changes in copper prices has been significantly reduced during 2018 as the Company has entered into copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in copper prices:

	Quantity outstanding	Remaining term	Exercise price ($/lb.)	Fair value - asset (liability) (1)
COPPER option contracts outstanding
Copper call contracts - sold	6,900 tonnes(1)	October - December 2018	3.37	-
Copper put contracts - purchased	6,900 tonnes(1)	October - December 2018	3.00	2.9

1. Approximates 15 million pounds of copper.

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An increase in gold, copper and silver prices would increase the Company’s net earnings, whereas an increase in fuel or restricted share unit vested prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income before taxes as follows:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2018	2017	2017
	Net Earnings (Loss)	Other Comprehensive Income	Net Earnings (Loss)	Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	9.2	-	5.4	-
Copper price	0.5	-	2.4	-
Silver price	0.1	-	0.2	-

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2018	2018	2017	2017
	Net Earnings (Loss)	Other Comprehensive Income (Loss)	Net Earnings (Loss)	Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	27.2	-	19.7	-
Copper price	8.5	-	6.4	-
Silver price	0.5	-	0.8	-

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to continue commercial production at a particular site. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

Changes in accounting policies

Revenue

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 effective January 1, 2018 applying the retrospective method of transition.

The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, is deferred and recognized over time as the obligations are fulfilled, along with the associated costs. The impact of this change on the amount of revenue recognized in a year is not significant. As a result, there have been no changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

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Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company has developed an implementation plan to determine the impact on the consolidated financial statements The Company has compiled all of its existing operating lease contracts and service contracts and has identified which contracts would be within scope of IFRS 16. The Company is in the process of quantifying the accounting implications for all of its existing contracts within scope of IFRS 16. The Company expects an increase in depreciation and accretion expenses and an increase in cash flow from operating activities as any lease payments will be recorded as financing outflows in the statement of cash flows. The Company continues to assess the effect of adoption of IFRS 16 on its consolidated financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2017. Based on that evaluation, the Company’s President & Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its President & Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2017 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Limitations of Controls and Procedures

The Company’s management, including its President & Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2018” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; planned activities for 2018 and beyond at the Company’s operations and projects, as well as planned exploration activities and, expenses; expected permitting and development activities for Blackwater and the New Afton C-zone and production, costs, economics, grade and other operating parameters of Rainy River; planned initiatives and development activities and timing for 2018 at Rainy River and New Afton, the expected timing of the closing of the Mesquite sale and the perfection of security on Rainy River for the Credit Facility.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mine’s for 2018, commodity prices, exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes of 2018 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; changes in national and local government legislation in Canada and the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for New Afton C-zone and Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information relating to the operation of New Gold’s operating mine’s contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. The scientific and technical information relating to Mineral Resources and exploration contained herein has been reviewed and approved by Mr. Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Messrs. Kwong and Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form, the updated Rainy River NI 43-101 Technical Report and the NI 43-101 Technical Reports for its other mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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